Filed Pursuant to Rule 424(B)(3)
File No. 333-175936

PROSPECTUS

KRAIG BIOCRAFT LABORATORIES, INC.

63,600,000 shares of Class A Common Stock

This prospectus relates to the resale of up to 63,600,000 shares of the common stock of Kraig Biocraft Laboratories, Inc., a Wyoming corporation, which shares will be offered and sold by the selling shareholder, Calm Seas Capital, LLC, a Nevada limited liability company (“Calm Seas”), pursuant to (i) a “put right” under a letter agreement for an Equity Line of Credit, that we entered into with Calm Seas on June 28, 2011 (the “2011 Letter Agreement”), and (ii) a “put right” under a letter agreement for an Equity Line of Credit, that we entered into with Calm Seas on July 17, 2009 as amended on September 14, 2009 (the “2009 Letter Agreement” and together with the Letter Agreement, the “Letter Agreements”). The Letter Agreements originally permitted us to “put” up to an aggregate of $2,500,000 in shares of our Class A common stock to Calm Seas during a two year period ending on  the second anniversary of the effective date of the registration statement in which this prospectus is contained.  As of the date of this prospectus, we have put to Calm Seas an aggregate of $545,000 resulting in issuance to Calm Seas of 11,824,144 shares under the 2009 Letter Agreement.  As a result, the Letter Agreements currently permit us to put to Calm Seas up to $1,955,000 in shares of our Class A common stock. We will not receive any proceeds from the sale of these shares of our Class A common stock.  However, we will receive proceeds from the sale of securities pursuant to our exercise of the put right offered by Clams Seas under the Letter Agreement.  We will bear all costs associated with this registration.

Calm Seas is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) in connection with the resale of our Class A common stock sold to it by our exercise of the put right under the Letter Agreements.  Each month we may put up to (i) $100,000 of our Class A common stock under the 2011 Letter Agreement and (ii) $75,000 of our Class A common stock under the 2009 Letter Agreement to Calm Seas, which will purchase such shares at a price per share equal to 80% of the lowest closing bid price of our Class A common stock during the five consecutive trading days immediately following the date the notice of our election to put shares pursuant to the Letter Agreement is delivered to Clam Seas (the date of delivery of such notice is referred to as the “put date”).  Notwithstanding the aggregate $175,000 ceiling for monthly puts under the Letter Agreements, if both we and Calm Seas agree, we may submit one or more additional puts during any given month to the extent we need additional capital for our operations and/or our product development.  We can only submit such additional put(s) if Calm Seas Capital agrees to it.  Furthermore, the additional put is subject to the aggregate $1,955,000 limitation of this offering.  The additional put allows us to obtain additional capital in the event that our product development proceeds quicker than we expect.

We will automatically withdraw our put notice to Calm Seas if the lowest closing bid price used to determine the purchase price of the put shares is not at least equal to seventy-five percent (75%) of the average closing “bid” price for our Class A common stock for the ten (10) trading days prior to the put date.

Our shares of Class A common stock are traded on the Over-the-Counter Markets (the “OTCQB”) under the symbol “KBLB.PK.” On July 28, 2011, the closing sale price of our common stock was $0.118 per share.

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on page 5.

Our principal executive offices are located at 120 N. Washington Square, Suite 805, Lansing, Michigan 48933.  Our telephone number is (517) 336-0807.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 15, 2011

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus.  We have not, and the selling security holder has not, authorized anyone to provide you with different information.  If anyone provides you with different information, you should not rely on it.  We are not, and the selling security holder is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus.  Our business, financial condition, results of operations and prospects may have changed since that date. In this prospectus, “Kraig”, “Kraig Biocraft” “KBLB”, “the Company”, “we”, “us” and “our” refer to Kraig Biocraft Laboratories, Inc., a Wyoming corporation, unless the context otherwise requires.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus.  This summary does not contain all the information that you should consider before investing in the common stock.  You should carefully read the entire prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements, before making an investment decision.

About Our Company

We are Kraig Biocraft Laboratories, Inc., a corporation organized under the laws of Wyoming on April 25, 2006.  We were organized to develop high strength, protein-based fibers, using recombinant DNA technology, for commercial applications in both the specialty fiber and technical textile industries.  Specialty fibers are engineered for specific uses that require exceptional strength, heat resistance and/or chemical resistance.  The specialty fiber market is dominated by two synthetic fiber products:  aramid fibers and ultra high molecular weight polyethylene fiber.  Examples of these synthetic fibers include Kevlar® and Spectra®.  The technical textile industry involves products for both industrial and consumer products, such as filtration fabrics, medical textiles (e.g., sutures and artificial ligaments), safety and protective clothing and fabrics used in military and aerospace applications (e.g., high-strength composite materials).

We entered into collaboration agreements with University of Notre Dame and the University of Wyoming that give us the use of certain intellectual property for developing transgenic silkworms to produce spider silk fibers in commercially viable quantities.  We are using these genetic engineering technologies to develop fibers with greater strength, resiliency and flexibility for use in our target markets, namely the specialty fiber and technical textile industries.  Our agreement with the University of Notre Dame has expired on March 1, 2011.  The Company is in discussions with the university on renewing the agreement for another twelve months on substantially the same terms as the expired agreement.  Management is also considering, however, the potential to establish an independent laboratory either in conjunction with or as an alternative to university collaboration.  If we were unable to renew our agreement with Notre Dame, we would work with a different university laboratory such as the University of Wyoming, or alternatively, move our research and development operations into a private laboratory. There would be some additional cost and loss of time if we had to move our research and development operations into another laboratory.  We estimate that it would be an approximate six (6) month time loss and an additional research cost of $150,000 to $350,000 if we had to move the Notre Dame research operation to another laboratory and use new laboratory personnel.

We are currently in the research and development stage of our development, which is to develop a transgenic silkworm that can produce a recombinant spider silk fiber by inserting genetic sequences into ordinary silkworms using patented genetic engineering technology under our license and collaboration agreements with the University of Norte Dame and the University of Wyoming.  The proceeds from the offering, as described below, will be used to fund this first stage, which we anticipate may be complete by December 31, 2012.

As of the date of this prospectus, we have not generated any revenues from our development activities.  As of March 31, 2011, we have an accumulated deficit since inception of $6.18 million.  As of March 31, 2011, we had $86,295 in cash.  Our cash balance is not sufficient to advance our research and development obligations under our agreements with The Universities of Norte Dame and Wyoming.  Both universities have indicated to us that they desire to continue their respective collaborative efforts with us, with the expectation that we will be able to raise capital under the Equity Line of Credit to fund our research and development efforts.  We have also received a going concern opinion from our independent registered accounting firm in its audit report dated April 13, 2011, for our fiscal year ended December 31, 2010.

The proceeds from the equity lines of credit will be used for working capital including employee salaries, the costs of our research and development obligations under the pending agreement with the University of Notre Dame, the costs related to our operation as a public company (primarily, legal and accounting fees) as well as legal fees for securing our intellectual property, rent and telecommunications (phone, fax and Internet).  Consequently, we believe that it is highly likely that we will use all $1,500,000 of the proceeds we expect to raise from the equity line of credit under the 2011 Letter Agreement and $455,000 of the proceeds we expect to raise from the equity line of credit under the 2009 Letter Agreement.  We also expect to be able to raise the full $1,955,000 from the equity lines of credit under the Letter Agreements.  We believe the results of our research and development efforts, if successful, will help increase our stock price and, therefore, reduce the number of shares we will need to put to Calm Seas in order to raise the full $1,955,000 in gross proceeds we are seeking to raise under the equity lines of credit under the Letter Agreements.  In the event that we do not have positive results from our research and development during the 24 month term of the equity lines of credit, we believe it will be unlikely that we will raise the full $1,955,000 in gross proceeds under the equity lines of credit.  In the event that we raise substantially less than the maximum proceeds that we expect to raise under the equity lines of credit by the expiration of its 24 month term, we will seek to extend or renew the equity line of credits with Calm Seas Capital to raise the short-fall additional revenue on substantially the same terms as under the Letter Agreements.  If Calm Seas Capital is unwilling or unable to enter into such an arrangement, we will be forced to raise additional capital from other investors.

Recent Developments

On April 8, 2011, Kraig and Sigma-Aldrich Co., an Illinois corporation (“Sigma”) entered into a License and Option Agreement. Under the terms of the agreement, Sigma will provide Kraig with its proprietary genetic engineering tools and expertise in zinc finger nuclease technology to enable Kraig to significantly accelerate its product development. In addition to providing the customized tools and technological know-how, Sigma has granted Kraig an option for a commercial license to use the technology in the textile, technical textile and biomedical markets. Sigma will be creating customized zinc fingers for Kraig's use in its development of spider silk polymers and technical textiles.

In September 2010 the Company announced that it had succeed in introducing spider silk DNA in silkworm with the result that the transgenic silkworm were producing new recombinant silk fibers.  These fibers are a combination of natural silkworm silk proteins and proteins that that the silkworms are making as a result of the introduction of the spider silk DNA.  The Company announced that it had created approximately twenty different transgenic silkworm strains producing recombinant silk.

Where You Can Find Us

Our principal executive office location and mailing address is 120 N. Washington Square, Suite 805, Lansing, Michigan 48933.  Our corporate telephone number is (517) 336-0807

The Offering

This prospectus relates to the resale of up to 63,600,000 shares of our Class A common stock that may be issued to Calm Seas pursuant to a “put right” under the Letter Agreements, that we entered into with Calm Seas.

For the purpose of determining the number of shares of common stock to be offered by this prospectus, we have assumed that we will issue not more than 63,600,000 shares pursuant to the exercise of our put right under the Letter Agreements, although the number of shares that we will actually issue pursuant to that put right may be significantly less than 63,600,000, depending on the trading price of our Class A common stock.

The Letter Agreements with Calm Seas provide that over a 24 month period we may put to Calm Seas up to an aggregate of $1,955,000 in shares of our Class A common stock for a purchase price equal to 80% of the lowest closing “bid” price of our Class A common stock during the five consecutive trading days immediately following the date we deliver notice to Calm Seas of our election to put shares pursuant to the Letter Agreement.  We may only put shares at the beginning of each calendar month, unless Calm Seas accepts an additional put (as described below).  The dollar value that we will be permitted to put each month pursuant to the Letter Agreements will be the lesser of: (A) the product of (i) 200% of the average daily volume in the US market of our Class A common stock for the ten trading days prior to the date we deliver our put notice to Calm Seas multiplied by (ii) the average of the daily closing prices for the ten (10) trading days immediately preceding the date we deliver our put notice to Calm Seas, or (B) $100,000 with regard to the 2011 Letter Agreement and $75,000 with regard to the 2009 Letter Agreement.  We will automatically withdraw our put notice to Calm Seas if the lowest closing bid price used to determine the purchase price of the put shares is not at least equal to seventy-five percent (75%) of the average closing “bid” price for our Class A common stock for the ten (10) trading days prior to the date we deliver our put notice to Calm Seas.

On the seventh business day after we deliver our put notice to it, Calm Seas will purchase the number of shares set forth in the put notice at the dollar value set forth in the put notice by delivering such amount to us by wire transfer.

Notwithstanding the aggregate $175,000 ceiling for monthly puts under the Letter Agreements, as described above, we may at any time request Calm Seas to purchase shares in excess of such ceiling, either as a part of a monthly put or as an additional put(s) during such month.  If Calm Seas, in its sole discretion, accepts such request to purchase additional shares, then we may include the put for additional shares in our monthly put request or submit an additional put for such additional shares in accordance with the procedure set forth above.

Calm Seas has indicated that it will resell those shares in the open market, resell our shares to other investors through negotiated transactions, or hold our shares in its portfolio.  This prospectus covers the resale of our stock by Calm Seas either in the open market or to other investors through negotiated transactions. Calm Seas’ obligations under the Letter Agreements are not transferrable and this registration statement does not cover sales of our common stock by transferees of Calm Seas.

Except as described above, there are no other conditions that must be met in order for Calm Seas to be obligated to purchase the shares set forth in the put notice.

The Letter Agreements will terminate when any of the following events occur:

•	Calm Seas has purchased an aggregate of $1,955,000 of our Class A common stock; or

•	The second anniversary of the effective date of the registration statement covering the respective equity line of credit with Calm Seas.

As we draw down on the Equity Lines of Credit, shares of our Class A common stock will be sold into the market by Calm Seas.  The sale of these additional shares could cause our stock price to decline.  In turn, if the stock price declines and we issue more puts, more shares will come into the market, which could cause a further drop in the stock price.  You should be aware that there is an inverse relationship between the market price of our Class A common stock and the number of shares to be issued under the Equity Lines of Credit.  If our stock price declines, we will be required to issue a greater number of shares under the Equity Lines of Credit.  We have no obligation to utilize the full amount available under the Equity Line of Credit.

Terms of the Offering

Class A common stock offered:	Up to 63,600,000 shares of Class A common stock, no par value, to be offered for resale by Calm Seas.

Class A common stock outstanding before this offering:	569,522,666 shares

Common stock to be outstanding after this offering:	642,607,666 shares

Use of proceeds:	We will not receive any proceeds from the sale of the shares of Class A common stock. However, we will receive proceeds from the Equity Line of Credit. See “Use of Proceeds”.

Risk factors:	An investment in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus.

OTC Markets symbol:	“KBLB.PK”

SUMMARY FINANCIAL DATA

The following table provides summary financial statement data of Kraig Biocraft Laboratories, Inc. The financial data have been derived from our audited and unaudited financial statements. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the related notes included in this prospectus.

	For the Three Months Ended March 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	From Inception through December 31, 2010
	(Unaudited)	(Audited)	(Audited)	(Audited)
			(Restated)
Revenue	$--	$--	$--	$--

Total Operating Expenses	$258,605	$1,286,432	$497,307	$3,169,317

Loss from Operations	$(258,605)	$(1,286,432)	(497,307)	$(3,169,317)

Net loss	$(244,817)	$(1,782,888)	$(1,432,091)	$(5,939,442)

Loss Per Share – Basic and Diluted	$(0.00)	$(0.00	$(0.00

	As of March 31, 2011	As of December 31, 2010	As of December 31, 2009
BALANCE SHEET DATA:	(Unaudited)	(Audited)	(Audited)
			(Restated)
Cash	$86,295	$92,240	$24,570

Total assets	$111,263	$118,527	$27,694

Total liabilities – related party	$498,726	$477,955	$2,944,108

Total Current Liabilities	$733,151	$716,884	$3,175,071

Total Liability	$749,265	$737,712	$3,202,471

Stockholders’ Deficit	$(638,002)	$(619,185)	$(3,174,777)

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. Please note that throughout this prospectus, the words “we”, “our” or “us” refer to the Company and its subsidiary not to the selling stockholders.

Risk Related to Our Company

The report of the independent registered public accounting firm on our 2010 financial statements contains a going concern qualification.

The report of the independent registered public accounting firm covering our financial statements for the years ended December 31, 2010 and December 31, 2009 stated that certain factors, including that we are a development stage company and we have a working capital and shareholder deficit, raise substantial doubt as to our ability to continue as a going concern.  Because we are not yet producing revenue, we are dependent upon raising capital to continue our business.  If we are unable to raise capital, we may not be able to continue as a going concern.

We may be unable to maintain an effective system of internal controls and accurately report our financial results or prevent fraud, which may cause our current and potential stockholders to lose confidence in our financial reporting and adversely impact our business and our ability to raise additional funds in the future.

Effective internal controls are necessary for us to provide reliable financial statements and effectively prevent fraud.  We have no internal accounting staff.  As we noted in our annual report on Form 10-K for the year ended December 31, 2010, we reported that our internal control over financial reporting was not effective for the purposes for which it is intended because we had material weaknesses:  We did not have a system in place to ensure all of our consulting agreements are timely reconciled to the financial statements.  Though we have taken some steps to address our material weaknesses in our internal control over financial reporting, including education of management of disclosure requirements and financial reporting controls, we still have not eliminated the material weakness in our internal controls over financial reporting.  If we cannot provide reliable financial statements or prevent fraud, our operating results and our reputation could be harmed as a result, causing stockholders and/or prospective investors to lose confidence in management and making it more difficult for us to raise additional capital in the future.

In our “Management's Annual Report on Internal Control Over Financial Reporting” that appeared in our annual report on Form 10-K for the year ended December 31, 2010, we reported that our internal control over financial reporting was not effective for the purposes for which it is intended based on the following material weaknesses:

-	We do not have a system in place to ensure all of our consulting agreements are timely reconciled to the financial statements.
-	We failed to properly account for the embedded derivative liability associated with the CEO’s employment agreement in our quarterly and annual reports.

As reported in our most recent Annual Report we had taken the following remediation steps to help address our material weaknesses in our internal control over financial reporting:

1.	We will continue to educate our management personnel to comply with the disclosure requirements of Securities Exchange Act of 1934 and Regulation S-K;
2.	We will increase management oversight of accounting and reporting functions in the future; and
3.	We will hire personnel to handle our accounting and reporting functions.

We do not expect to remediate the weaknesses in our internal controls over financial reporting until January 2012, when we hope to commercialize a recombinant fiber (and, therefore, may have sufficient cash flow for hiring personnel to handle our accounting and reporting functions).

We currently do not have any patent rights in the products we are seeking to develop and we currently license the genetic sequences and genetic engineering technology we need to develop our products.  If any third party challenges our claim to intellectual property rights in the fiber products we are seeking to develop or the intellectual property rights that we license, our business may be materially harmed

We have no patents or design patents on any of the fiber products we are seeking to develop.  It is possible that the fiber products we are seeking to develop could be imitated or directly manufactured and sold by a competitor.  In addition, some or all of our research, development ideas and proposed products may be covered by patent rights held by some other entity.  In that event, we could incur devastating liability and be forced to cease operations.

We entered into intellectual property licensing agreements with Notre Dame and the University of Wyoming.  Pursuant to these licensing agreements, we have obtained certain exclusive rights to use intellectual property and genetic sequences owned by these universities.  However, we have no guarantee of the viability of these intellectual property rights or the rights that we have licensed do not infringe on the legal rights of third parties.  The intellectual property rights that we have licensed could be challenged or voided or that the licensed intellectual property is worthless and without utility.  We may also need to license additional intellectual property from persons or entities in order to successfully complete our research and development, and we cannot be certain that we would be able to enter into a license agreement with such persons or entities.  In which event our operations will be adversely affected and our prospects negatively affected. Our collaborative research agreement with the University expired on March 1, 2011. The Company is in discussions with the University on renewing the agreement for anther twelve months.  Management anticipates that it will enter into a new research agreement with the University on substantially the same terms as the expired agreement.

Existing stockholders could experience substantial dilution upon the issuance of Class A common stock pursuant to an equity line we have with Calm Seas Capital.

Under the equity lines of credit set forth in the Letter Agreements with Calm Seas Capital, we may put up to $175,000 of our Class A common stock to Calm Seas per month.  Notwithstanding the $175,000 ceiling for monthly puts under the Letter Agreements, if both we and Calm Seas agree, we may submit one or more additional puts during any given month to the extent we need additional capital for our operations and/or our product development.  When we exercise our put Calm Seas will purchase such shares at a price per share equal to 80% of the lowest closing bid price of our Class A common stock during the five consecutive trading days immediately following the put date (as defined on page 2 of this prospectus).  Our equity lines with Calm Seas Capital contemplates our future possible issuance of up to an aggregate 63,600,000 shares of our Class A common stock as a result of this registration statement, subject to certain restrictions.  Currently, we believe it is likely we will need to draw the full amount available under this equity line prior to the expiration of the equity line. If the terms and conditions of the equity lines are satisfied, and we choose to exercise our put rights to the fullest extent permitted and sell all of the 63,600,000 shares of our common stock to Calm Seas Capital, the ownership by our existing non-affiliate stockholders will be diluted by approximately 23.6% based on 269,879,683 shares of Class A common stock held by non-affiliates on July 28, 2011.  Additionally, if we are unable to raise $1,955,000 in proceeds from the sale of the entire 63,600,000 shares to Calm Seas Capital under the equity line of credit, we will seek to extend or renew the equity line of credit with Calm Seas Capital to raise the short-fall additional revenue on substantially the same terms as under the Letter Agreement.  If Calm Seas Capital is unwilling or unable to enter into such an arrangement, we will be forced to raise additional capital from other investors.   In either such cases, we expect that we would have to issue a significant number of additional shares that would further dilute existing shareholders.

We may not successfully manage any growth that we may experience.

Our future success will depend upon not only product development but also on the expansion of our operations and the effective management of any such growth, which will place a significant strain on our management and on our administrative, operational, and financial resources. To manage any such growth, we must expand our facilities, augment our operational, financial and management systems, and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed as our growth could be adversely affected by such mismanagement.

Our initial development of recombinant silk fiber from the transgenic silkworm and other product development programs depend upon third-party researchers who are outside our control.

We depend upon independent researchers and collaborators, such as universities and their staff, to conduct our development of a transgenic silkworm and recombinant silk polymers, such as spider silk.  Such researchers and collaborators perform services under agreements with us. Such agreements are often standard-form agreements typically not subject to extensive negotiation.  These researchers or collaborators are not our employees, and in general we cannot control the amount or timing of resources that they devote to our product development programs.  These researchers and collaborators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our transgenic silkworm development and our product development programs, or if their performance is substandard, our introduction of protein based fiber products will be delayed or may not result at all.  These researchers and collaborators may also have relationships with other commercial entities, some of whom may compete with us.

If conflicts arise with our collaborators, they may act in their self-interests, which may be adverse to our interests.

Conflicts may arise in our collaborations we have entered into or may enter into due to one or more of the following:

•	disputes with respect to payments that we believe are due under a collaboration agreement;

•	disagreements with respect to ownership of intellectual property rights;

•	unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of these activities;

•	delay of a collaborator’s development or commercialization efforts with respect to our product development; or

•	termination or non-renewal of the collaboration.

In addition, in our collaborations, we may be required to agree not to conduct independently, or with any third party, any research that is competitive with the research conducted under our collaborations. Our collaborations may have the effect of limiting the areas of research that we may pursue, either alone or with others. Our collaborators, however, may be able to develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations.

If we lose the services of key management personnel, we may not be able to execute our business strategy effectively.

Our future success depends in a large part upon the continued service of our founder and sole officer and director, Kim Thompson.  Mr. Thompson is critical to our overall management as well as the development of our technology, our culture and our strategic direction.  We do not maintain a key-person life insurance policy on Mr. Thompson.  The loss of Mr. Thompson would materially harm our business.

As our business grows, we will need to hire highly skilled personnel and, if we are unable to retain or motivate hire additional qualified personnel, we may not be able to grow effectively.

Our performance will be largely dependent on the talents and efforts of highly skilled individuals.  Our future success depends on our continuing ability to identify, hire, develop, motivate, and retain highly skilled personnel for all areas of our company.  Despite the current economic conditions, competition in our industry for qualified employees remains intense as the skills we require in our employees are highly specialized.  We compete with companies in the biotechnology and pharmaceutical industries that seek to retain scientists with genetic engineering experience and expertise.  Competition for qualified individuals remains intense despite the current economic conditions, which have somewhat softened demand for qualified personnel.  However, we expect that over the longer term we will continue to face stiff competition and may not be able to successfully recruit or retain such personnel. Attracting and retaining qualified personnel will be critical to our success.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may not be able to generate product revenue.

We do not currently have an organization for the sales, marketing and distribution of any fiber products that we expect to develop.  In order to market any products that may be develop, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. In addition, we have no experience in developing, training or managing a sales force and will incur substantial additional expenses in doing so.  The cost of establishing and maintaining a sales force may exceed its cost effectiveness.  Furthermore, we will compete with many companies that currently have extensive and well-funded marketing and sales operations.  Our marketing and sales efforts may be unable to compete successfully against these companies.  If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

We are a development stage company, and we may be unable to generate significant revenues and may never become profitable.

We are a development stage company that has not generated any revenues to date.  We expect to incur significant research and development costs for the foreseeable future.  We may not be able to successfully achieve a transgenic silkworm and/or successfully market fiber products we produce in the future that will generate significant revenues.  In addition, any revenues that we may generate may be insufficient for us to become profitable.

In particular, potential investors should be aware that we have not proven that we can:

•
raise sufficient additional capital in the public and/or private markets to continue the development of the transgenic silkworm, demonstrate the ability to produce commercial volumes of recombinant silk fibers or product effective polymer fibers using such recombinant silk fibers;

•	develop and manufacture specialty fibers achieve market acceptance;

•	develop and maintain relationships with key vendors that will be necessary to optimize the market value of the fibers we develop;

•
maintain relationships with strategic partners that will be necessary to manufacture the fibers we develop or develop relationships with potential strategic partners which may license or distribute fiber products that we develop;

•	respond effectively to competitive pressures; or

•	recruit and build a management team to accomplish our business plan.

If we are unable to accomplish these goals, our business is unlikely to succeed.

As a result of our limited operating history, we may not be able to correctly estimate our future operating expenses, which could lead to cash shortfalls.

We have a limited operating history from which to evaluate our business.  We have not generated any revenues to date, and we have not produced a transgenic silkworm nor have we demonstrated the viability of our technology.  Our failure to develop a transgenic silkworm would have a material adverse effect on our ability to continue operating.  Accordingly, our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in an early stage of development.  We may not be successful in addressing such risks, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

Because of this limited operating history and because of the emerging nature of our fiber product we are seeking to develop, our historical financial data is of limited value in estimating future operating expenses.  Our budgeted expense levels are based in part on our expectations concerning future revenues.  However, our ability to generate any revenues depends largely on our ability to (i) develop a transgenic silkworm and (ii) create polymer fibers from the silk created by such transgenic silkworms.  Moreover, even if we successfully develop a transgenic silkworm and polymer fibers from recombinant silk fibers, the size of any future revenues depends on the market acceptance of such fibers we develop, which is difficult to forecast accurately.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control.  For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as any indication of our future performance.  Our quarterly and annual expenses are likely to increase substantially over the next several years depending upon the level of fiber development activities.  Our operating results in future quarters may fall below expectations.  Any of these events could adversely impact our business prospects and make it more difficult to raise additional equity capital at an acceptable price per share.

We have limited intellectual property protection in overseas markets, which could affect our ability to grow our markets and increase our revenue.

The intellectual property that we licensed from Notre Dame and the University of Wyoming is covered by a series of US patents and US patent applications with limited or no international patent protection.  Overseas competitors could be using the same technology that we have licensed, which would affect our ability to expand our markets beyond the United States.  We are aware that laboratories and potential competitors overseas are using the “piggyback” gene splicing technology for the genetic modification of silkworm.  Such limited overseas intellectual property could affect our ability to introduce fiber products in overseas markets or effectively compete in such markets.

The patents underlying our license agreements could expire prior to our commercializing our specialty fibers, which would result in the loss of our competitive edge and could negatively impact our revenues and results of operations.

The patent rights that we license could expire before we are ready to market or commercialize any fiber product, or while we are still in research and development of proposed products.  In which event the patents would be worthless and would not protect us from potential competitors who would then have low barriers to entry and who would be in a position to compete more effectively with us.

Our license agreements restrict us from developing products for certain markets.

Some, but not all, of the gene sequences that we have licensed from Notre Dame and the University of Wyoming are covered by restrictions in the licensing agreement which preclude their use by us for sporting goods and medical applications.

We have not registered any trademark rights for products we are seeking to develop and we therefore have to rely on common law trademark protection until we register our trademark.

Our research, proposed products, product names, labels, signage and advertising material, are not protected by any registered trademark rights or may be subject to an expired trademark registration.  We could be forced by litigation, or threat of litigation, to abandon our product names, labels, signage, advertising material, and even our research.  In such event we could incur substantial material expense, and could lose the value of marketing and promotional work and our research performed up to that date.  These losses would be in addition to the loss resulting from the payment of an award of damages to the party instituting or threatening litigation.  Such additional expenses could have an adverse effect on the results of our operations, which could negatively affect our stock price.

Our management has no previous experience in developing, marketing or selling recombinant fiber which may have a negative effect on our ability to develop or sell our products.

We are recently formed corporation.  Our current management has no previous experience in developing, marketing or selling recombinant fiber and the other products that we intend to develop and market.  Additionally, our current management has no experience in the business of scientific research and development, which is critical to our success.  The inexperience of our management may negatively affect our ability to succeed in developing, marketing and/or distributing our proposed products.

We are unprepared for technological changes in our industry, which could result in our products being obsolete or replaced by better technology.

The industry in which we participate is subject to rapid business and technological changes.  The business, technology, marketing, legal and regulatory changes that could occur may have a material adverse impact on us.  New inventions and product innovations may make our proposed products obsolete.  Other researches may develop and patent technologies which make our line of research obsolete.  We may not have the financial or technical ability to keep up with its competitors.

Our business is based on unproven scientific research and makes our business highly risky.

We are engaging in research and development of new recombinant silk fibers.  Due to the speculative nature of this scientific research, our chances of success are speculative and we cannot be certain that we will succeed in developing new fibers or that our use of novel transgenic methods will be successful.  An investment in us, therefore, is highly speculative and risky.

The fibers we develop could expose us to product liability claims and government regulation, which could have a negative impact on our results of operations.

The fibers we are seeking to develop may subject us to product liability claims if widely used, including but not limited to design defect, environmental hazards, quality control, and durability of product.  This potential liability is increased by virtue of the fact that our products in development may be used as protective and safety materials.  There is tremendous potential liability to any person who is injured by, or while using, one of our products.  As a manufacturer, we may be strictly liable for any damage caused by our products.  This liability might not be covered by insurance, or may exceed any coverage that we may obtain.

Additionally, our products, if successfully developed, will be produced by means of genetic engineering.  These transgenic methods may carry inherent environmental risks and the production of the products may therefore also be heavily regulated by the government.  We may face changes in governmental regulation polices and practices which could have a significant adverse effect on us and our ability to develop, produce and market any products.

Our operations would be negatively affected by any dispute with our partner Universities or by labor unrest (such as disputes, strikes or lockouts) between such Universities and its academic staff.

We have signed intellectual property, sponsored research and collaborative research agreements with one or more universities.  The continued cooperation of university(s), as well as the cooperation of other institutions and or universities is essential for our success of the Company. In the event of a material dispute with the university(s), such a dispute could create a cessation of operations for a period of time that could be detrimental to our operations and survival.  Additionally, in the event of a material dispute between such universities and its employees could create a cessation of operations for period of time that could be detrimental to our product development.

Unforeseen circumstances may require us to use the proceeds from the Equity Lines of Credit in a manner not set forth in the Use of Proceeds section of this prospectus.

Management intends to use the proceeds from this offering, in part, to pay off some of unpaid salary we owe to our Chief Executive Officer (which we have accounted for as an accrued expense and which amount bears interest at the rate of three percent per annum and is due on demand by our Chief Executive Officer) and accounts payable, including contractual obligations associated with this offering.  However, results of our research and development may not go as we hope and we may have to conduct further research and development that we currently do not expect that we will have to do.  In such event, the funds used for these purposes will require us to raise additional capital.

Our competitors are larger competitors with greater financial resources than we have and we may face increased competition due to the low barriers of entry to our industry.

We compete directly with numerous other companies with similar product lines and/or distribution that have extensive capital, resources, market share, and brand recognition.  There are few barriers to entry on the industry in which we compete.  This creates the strong possibility of new competitors emerging, and of others succeeding in developing the same or similar fibers that we are trying to develop.  The effects of this increased competition may be materially adverse to us and our stockholders.

We may face various governmental regulation, which could increase our costs and lower our future profitability.

Governmental regulation regarding import/export, taxes, transgenic, scientific research and university based research, biological research; transgenic product manufacture and distribution, environmental regulation and packaging requirements may be adverse to our operations, research and development, revenues, and potential profit.  We are especially at risk from governmental restriction and regulations related to the development of materials by use of transgenic organisms.  Federal and state regulations impose strict regulation on the use, storage, and transportation of such transgenic organisms.  Such rules impose severe penalties on us for any breach of regulations, for any spill, release, or contamination caused while the substances are under our direct or indirect ownership or control.  We are not aware of any such breach of governmental regulation, or of any spill, release, or contamination.  If such a release, or other regulatory breach does occur in the future, the resulting clean up costs, and/or fines and penalties, would cause a material negative effect on the Company and its financial future.  In that event, investors could expect to lose their entire investment.

Risks Related to Our Stock

We may need to raise additional capital by sales of our Class A common stock, which may adversely affect the market price of our Class A common stock and your rights in us may be reduced.

We expect to continue to incur product development and selling, general and administrative costs, and in order to satisfy our funding requirements, we will need to sell additional equity securities, in transactions similar in size and scope to our Equity Line of Credit covered by this prospectus.  Such additional sales of equity securities may be subject to registration rights.  The sale or the proposed sale of substantial amounts of our Class A common stock in the public markets may adversely affect the market price of our Class A common stock and our stock price may decline substantially. Our stockholders may experience substantial dilution and a reduction in the price that they are able to obtain upon sale of their shares. Also, new equity securities issued may have greater rights, preferences or privileges than our existing Class A common stock.

There is no assurance of an established public trading market.

A regular trading market for our Class A common stock may not be sustained in the future. FINRA has enacted changes that limit quotation on the OTCQB to securities of issuers that are current in their reports filed with the SEC. The OTCQB is an inter-dealer, over-the-counter market that provides significantly less liquidity than a listing on the NASDAQ Stock Markets or other national securities exchange. Quotes for stocks included on the OTCQB are not listed in the financial sections of newspapers as are those for the NASDAQ Stock Market. Therefore, prices for securities traded solely on the OTCQB may be difficult to obtain and holders of Class A common stock may be unable to resell their securities at or near their original offering price or at any price. Market prices for our Class A common stock will be influenced by a number of factors, including:

•	the issuance of new equity securities pursuant to a future offering;

•	competitive developments;

•	variations in quarterly operating results;

•	change in financial estimates by securities analysts;

•	the depth and liquidity of the market for our Class A common stock;

•	investor perceptions of our company and the technologies industries generally; and

•	general economic and other national conditions.

Our Class A common stock is considered “a penny stock” and, as a result, it may be difficult to trade a significant number of shares of our Class A common stock.

The Securities and Exchange Commission (“SEC”) has adopted regulations that generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. Since our Class A common stock has been eligible for quotation on the OTCQB, the market price of our Class A common stock has been less than $5.00 per share.  As a result of our prior private placements, we will have increased the number of shares outstanding by almost ten-fold.  Consequently, it is likely that the market price for our Class A common stock will remain less than $5.00 per share for the foreseeable future and therefore may be a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our Class A common stock and may affect the ability of investors hereunder to sell their shares. In addition, because our Class A common stock is traded on the OTC Markets, investors may find it difficult to obtain accurate quotations of the stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price.

We do not intend to pay dividends.

We have never declared or paid any dividends on our securities. We currently intend to retain our earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

Risk Factors Related to the Equity Line of Credit and This Offering

We are registering an aggregate of 63,600,000 shares of Class A Common Stock to be issued under the Equity Lines of Credit.  The sale of such shares could depress the market price of our Class A common stock.

We are registering an aggregate of 63,600,000 shares of our Class A common stock under the registration statement of which this prospectus forms a part for issuance pursuant to the Equity Lines of Credit. The sale of these shares into the public market by Calm Seas could depress the market price of our common stock. As of July 28, 2011 there were 569,522,666 shares of our common stock issued and outstanding.

We may not have access to the full amount under the Equity Line.

As of July 28, 2011 the closing market price of our common stock was $0.118. There is no assurance that the market price of our Class A common stock will increase substantially in the near future. The entire commitment under the Equity Lines of Credit is $1,955,000.  We would need to maintain the market price of our Class A common stock at approximately $0.038 in order to have access to the full amount under the Equity Lines of Credit.   Since January 1, 2011, the lowest and the highest prices at which our Class A common stock has been trading were $0.065 and $0.208 per share, respectively.  We expect that, initially, the resale by Calm Seas Capital of the shares of our Class A common stock that we will sell to them under our Equity Lines of Credit will cause our stock to decrease.  However, if we are able to report positive developments in our research and development efforts, we expect that such announcements will cause our stock price to increase sufficiently to a price per share above the price we need to allow us to obtain $1,955,000 gross proceeds under the Equity Lines of Credit.  The Equity Lines of Credit are designed to raise $1,955,000 over a 24 month period.    If we achieve our research and development goals, we expect that the announcement of such achievements will have a significant positive impact on the price of our Class A common stock.  Technology research and development is very risky.  We cannot be certain that we will achieve our research and development goals.  Any set backs in our research and development activities may cause our stock price to drop, in which event we would probably not be able to raise $1,955,000 under our Equity Lines of Credit.  In the event that we raise substantially less than the maximum proceeds we expect to raise under the equity lines of credit by the expiration of its 24 month term, we will seek to extend or renew the equity lines of credit with Calm Seas Capital to raise the short-fall additional revenue on substantially the same terms as under the Letter Agreements.  If Calm Seas Capital is unwilling or unable to enter into such an arrangement, we will be forced to raise additional capital from other investors.   Alternatively, if our research yields some promising or positive results, we may seek a corporate partner in a joint venture or licensing arrangement in which we would seek to negotiation an upfront licensing fee and/or capital investment from such corporate partner.   We have not yet identified any corporate partners for any such joint venture or licensing arrangement.

Calm Seas will pay less than the then-prevailing market price for our Class A common stock.

The Class A common stock to be issued to Calm Seas pursuant to the Letter Agreement will be purchased at a twenty percent discount to the lowest closing bid price of our Class A common stock during the five consecutive trading days immediately following the date we deliver to Calm Seas a notice of our election to put shares to it pursuant to the Letter Agreement. Calm Seas has a financial incentive to sell our Class A common stock immediately upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. If Calm Seas sells the shares, the price of our Class A common stock could decrease. If our stock price decreases, Calm Seas may have a further incentive to sell the shares of our Class A common stock that it holds. These sales may have a further impact on our stock price.

There may not be sufficient trading volume in our Class A common stock to permit us to generate adequate funds from the exercise of our put.

The Letter Agreements provide that the dollar value that we will be permitted to put to Calm Seas will be the lesser of: (A) 200% of the average daily volume in the OTC Bulletin Board of the Class A common stock for the ten trading days prior to the date we deliver to Calm Seas a notice of our put, multiplied by the average of the ten daily closing prices immediately preceding the date we deliver a put notice to Calm Seas, or (B) $100,000 under the 2011 Letter Agreement and $75,000 under the 2009 Letter Agreement.   We will automatically withdraw our put notice to Calm Seas if the lowest closing bid price used to determine the purchase price of the put shares is not at least equal to seventy-five percent (75%) of the average closing “bid” price for our Class A common stock for the ten (10) trading days prior to the put date.  If the average daily trading volume in our Class A common stock is too low, it is possible that we would exercise a put for less than $75, which may not provide adequate funding for our planned operations.

Our Class A common stock is thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our common stock has historically been sporadically or “thinly-traded” on the OTCQB, meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or nonexistent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable.

As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a mature issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price.  It is possible that a broader or more active public trading market for our common stock will not develop or be sustained, or that current trading levels will continue.

The selling shareholder may engage in hedging transactions, other than short sales, which may result in broker-dealers or other financial institutions engaging in short sales for their own account and not for the benefit of the selling security holder, which may cause a steep decline of our share price.

In connection with the distribution of the Class A common stock or otherwise, the selling shareholder may enter into hedging transactions, other than short sales, with broker-dealers or other financial institutions.  In connection with such hedging transactions, broker-dealers or other financial institutions may, for their own account and not for the benefit of Calm Seas Capital, engage in short sales of shares in the course of hedging the positions they assume with the selling shareholder.  If there are significant short sales of our stock by such broker-dealers or other financial institutions, the price decline that would result from this activity will cause our share price to decline which in turn may cause long holders of our stock to sell their shares thereby contributing to sales of stock in the market.  If there is an imbalance on the sell side of the market our stock the price will decline. It is not possible to predict if the circumstances where by a short sales could materialize or to what our share price could drop. In some companies that have been subjected to short sales their stock price has dropped to near zero. We cannot provide any assurances that this situation will not happen to us.

Shares eligible for future sale by our current shareholders may adversely affect our stock price.

To date, we have had a very limited trading volume in our Class A common stock.  As long as this condition continues, the sale of a significant number of shares of Class A common stock at any particular time could be difficult to achieve at the market prices prevailing immediately before such shares are offered.  In addition, sales of substantial amounts of Class A common stock, including shares issued upon the exercise of outstanding options and warrants, under Securities and Exchange Commission Rule 144 or otherwise could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital at that time through the sale of our securities.

If we fail to remain current on our reporting requirements, we could be removed from the OTCQB, which would limit the ability of Broker-Dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market.

Companies trading on the OTCQB, such as Kraig Biocraft Laboratories, must be reporting issuers under Section 12 of the Exchange Act, and must be current in their reports under Section 13 of the Exchange Act, in order to maintain price quotation privileges on the OTCQB.  If we fail to remain current on our reporting requirements, we could be removed from the OTCQB.  As a result, the market liquidity for our securities could be adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock offered by Calm Seas. However, we will receive proceeds from the sale of our common stock to Calm Seas pursuant to the put right under the Letter Agreements. We intend to use the proceeds from our exercise of the put options pursuant to the Letter Agreements for working capital.

The proceeds from the equity lines of credit will be used for working capital including employee salaries, the costs of our research and development obligations under the agreement we anticipate renewing with the University of Notre Dame, or alternatively the cost of such research within a private laboratory or other university, the costs related to our operation as a public company (primarily, legal and accounting fees) as well legal fees for securing our intellectual property, rent and telecommunications (phone, fax and Internet).  Consequently, we believe that it is highly likely that we will use all $1,955,000 of the proceeds we expect to raise from the equity line of credit.  We also expect to be able to raise the full $1,955,000 from the equity lines of credit.  We believe that positive results of our research and development efforts under our arrangement with the University of Notre Dame will help increase our stock price and, therefore, reduce the number of shares we will need to put to Calm Seas in order to raise the full $1,955,000 in gross proceeds we are seeking to raise under the equity line of credit.

In the event we are unable to raise the full $1,955,000 from the equity line of credit, we would use the proceeds in the following priority:  (i) research and development expenses, (ii) employee salaries, cost of benefits and payroll taxes, (iii) rent and telecommunications, (iv) legal expenses (both SEC and intellectual property) and accounting expenses, press release and EDGAR filing services and transfer agent expenses, (v) postage/shipping, office equipment and office supplies, (vi) auto and travel expenses ((vii) payments for a portion of the amount owed by the Company to its CEO for the transfer of intellectual property to the Company, which has been recorded in the financial statements as royalty payments due to a related party and (viii) reserves to cover expenses due to contingent events.

In the event that we raise substantially less than the maximum proceeds we expect to raise under the equity line of credit by the expiration of its 24 month term, we will seek to extend or renew the equity line of credit with Calm Seas Capital to raise the short-fall additional revenue on substantially the same terms as under the Letter Agreement.  If Calm Seas Capital is unwilling or unable to enter into such an arrangement, we will be forced to raise additional capital from other investors.

SELLING SHAREHOLDER

The following table sets forth the name of the selling shareholder, the number of shares of common stock owned, the number of shares of common stock registered by this prospectus and the number and percent of outstanding shares that the selling shareholder will own after the sale of the registered shares, assuming all of the shares are sold.  The information provided in the table and discussions below has been obtained from the selling shareholder.  As used in this prospectus, “selling shareholder” includes donees, pledges, transferees or other successors in interest selling shares of our common stock received from the named selling shareholder as a gift, pledge, distribution or other non sale-related transfer.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Securities and Exchange Commission under the Exchange Act.  Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.  As of July 28, 2011, there were 569,522,666 shares of our common stock issued and outstanding.

On September 14, 2009, we entered into the Amended Letter Agreement with Calm Seas to raise up to $1,000,000 through an equity line of credit.   On June 28, 2011, we entered into the Letter Agreement with Calm Seas to raise up to $1,500,000 through an equity line of credit.  Except as described above, to our knowledge Calm Seas has not had a material relationship with us during the last three years, other than as an owner of our common stock or other securities.

Beneficial Ownership of Class A Common Shares Prior to this Offering			Number of Shares to be Sold	Beneficial Ownership of Class A Common Shares after this Offering
Selling Shareholder	Number of Shares	Percent of Class (3)	Under this Prospectus (1)	Number of Shares (2)	Percent of Class (3)

Calm Seas Capital, Ltd. (4) 377 S. Nevada St. Carson City, NV 89703	65,300,000	10.2%	63,600,000	1,700,000	0.3%

Total	65,300,000	10.2%	63,600,000	1,700,000	0.3%

(1)
The number of shares set forth in the table includes an estimate of the number of common shares to be offered by the selling shareholder.  We have assumed that all of the shares of common offered under this prospectus will be sold. However, as the selling shareholder can offer all, some or none of its shares of common stock, no definitive estimate can be given as to the number of shares that the selling shareholder will offer or sell under this prospectus.

(2)	Assumes the sale of all shares offered by the selling shareholder

(3)	Based on 642,607,666 shares of Class A common stock outstanding after the completion of the offering.

(4)	Calm Seas Capital, LLC is a Nevada limited liability company. Michael McCarthy is the managing member of Calm Seas with voting and investment power over the shares.

Equity Lines of Credit

The selling security holder is reselling shares of our Class A common stock sold to it by our exercise of the put right under the Letter Agreements.  Each month we may put up to an aggregate of $175,000 of our Class A common stock to Calm Seas, which will purchase such shares at a price per share equal to 80% of the lowest closing bid price of our Class A common stock during the five consecutive trading days immediately following the date the notice of our election to put shares pursuant to the Letter Agreement is delivered to Clam Seas (the date of delivery of such notice is referred to as the “put date”).  Notwithstanding the $175,000 ceiling for each monthly put, if both we and Calm Seas agree, we may submit one or more additional puts during any given month to the extent we need additional capital for our operations and/or our product development.  We can only submit such additional put(s) if Calm Seas Capital agrees to it.  Furthermore, the additional put is subject to the $1,955,000 limitation of this offering.  The additional put allows us to obtain additional capital in the event that our product development proceeds quicker than we expect.

We will automatically withdraw our put notice to Calm Seas if the lowest closing bid price used to determine the purchase price of the put shares is not at least equal to seventy-five percent (75%) of the average closing “bid” price for our Class A common stock for the ten (10) trading days prior to the put date.

The selling shareholder will not receive any compensation, fees or commissions under the Letter Agreements.

We expect to be able to raise the full $1,955,000 from the equity line of credit.  We believe that if we achieve positive results from our research and development efforts those results may help increase our stock price and, therefore, reduce the number of shares we will need to put to Calm Seas in order to raise the full $1,955,000 in gross proceeds we are seeking to raise under the equity line of credit.

Our equity line with Calm Seas Capital contemplates our future possible issuance of up to an aggregate 63,600,000 shares of our Class A common stock as a result of this registration statement, subject to certain restrictions.  Currently, we believe it is likely we will need to draw the full amount available under this equity line prior to the expiration of the equity line. If the terms and conditions of the equity line are satisfied, and we choose to exercise our put rights to the fullest extent permitted and sell all of the 63,600,000 shares of our common stock to Calm Seas Capital, the ownership by our existing non-affiliate stockholders will be diluted by approximately 23.6% based on 269,879,683 shares of Class A common stock held by non-affiliates on July 28, 2011.  If we issue all of the shares under the equity line, we would have 642,607,666 shares issued and outstanding, of which 333,479,683 shares will be held by non-affiliates, resulting in a 23.6% increase in the public float.   We expect that the initial issuance of the shares under the equity lines and subsequent resale by Calm Seas Capital will probably cause our share price to decrease.  However, we also expect that with a substantial amount of the proceeds form the equity line being spent on research and development activities we may be able to offset such downward pressure on our stock price with announcements of our ongoing research and development.  If our research and development efforts are positive, we would expect that the announcement of such result would cause our share price to increase.  Conversely, if our research and development efforts fail to produce positive results, we would expect that such result would cause a significant decrease in our stock price.

In the event that we raise substantially less than the maximum proceeds we expect to raise under the equity lines of credit by the expiration of its 24 month term, we will seek to extend or renew the equity line of credit with Calm Seas Capital to raise the short-fall additional revenue on substantially the same terms as under the Letter Agreements.  If Calm Seas Capital is unwilling or unable to enter into such an arrangement, we will be forced to raise additional capital from other investors.

Bridge Investment

Pursuant to the 2009 Letter Agreement, Calm Seas Capital made a Bridge Investment in the Company in the aggregate amount of $120,000, of which $100,000 was paid promptly after the 2009 Letter Agreement was signed in July 2009 and the remaining $20,000 was paid in late September 2009.  In this Bridge Investment, Calm Seas Capital purchased (i) twelve convertible debentures, each in the principal amount of $10,000 (the “Bridge Debentures”) and (ii) twelve warrants each exercisable for the purchase of 500,000 shares (the “Bridge Warrants”).  As of July 28, 2011, Calm Seas Capital has converted $115,000 of the principal amount of the debentures into shares of our Class A common stock, and $5,000 of convertible debt remains outstanding. At December 31, 2010, pursuant to the agreement, all outstanding principal and accrued interest on the convertible debt was due, and the conversion rights of the holder terminated. In addition, on October 4, 2010, the Company issued 5,177,801 shares in connection with the cashless exercise of the 6,000,000 Bridge Warrants.

PLAN OF DISTRIBUTION

The purpose of this prospectus is to permit the selling shareholder to offer and sell up to an aggregate of 63,600,000 shares at such times and at such places as it chooses.  The decision to sell any shares is within the sole discretion of the holder thereof.

The distribution of the Class A common stock by the selling shareholder may be effected from time to time in one or more transactions.  Any of the Class A common stock may be offered for sale, from time to time, by the selling shareholder, or by permitted transferees or successors of the selling shareholder, or otherwise, at prices and on terms then obtainable, at fixed prices, at prices then prevailing at the time of sale, at prices related to such prevailing prices, or in negotiated transactions at negotiated prices or otherwise.  The Class A common stock may be sold by one or more of the following:

•
On the OTCQB or any other national common stock exchange or automated quotation system on which our Class A common stock is traded, which may involve transactions solely between a broker-dealer and its customers which are not traded across an open market and block trades.

•	Through one or more dealers or agents (which may include one or more underwriters), including, but not limited to:

□ Block trades in which the broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus.

□ Purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus.

•	Ordinary brokerage transactions.

•	Directly to one or more purchasers.

•	A combination of these methods.

Calm Seas and any broker-dealers who act in connection with the sale of its shares are “underwriters” within the meaning of the Securities Act, and any discounts, concessions or commissions received by them and profit on any resale of the shares as principal may be deemed to be underwriting discounts, concessions and commissions under the Securities Act.

In connection with the distribution of the Class A common stock or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may, for their own account and not for the benefit of the selling shareholder, engage in short sales of shares in the course of hedging the positions they assume with the selling shareholder. Under the Letter Agreement, the selling shareholder cannot sell shares short. The selling shareholder may enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of the Class A common stock, which shares such broker-dealers or financial institutions may resell pursuant to this prospectus, as supplemented or amended to reflect that transaction. The selling shareholder may also pledge the common stock registered hereunder to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may affect sales of the pledged shares pursuant to this prospectus, as supplemented or amended to reflect such transaction. In addition, any Class A common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The selling shareholder or its underwriters, dealers or agents may sell the Class A common stock to or through underwriters, dealers or agents, and such underwriters, dealers or agents may receive compensation in the form of discounts or concessions allowed or re-allowed. Underwriters, dealers, brokers or other agents engaged by the selling shareholder may arrange for other such persons to participate. Any fixed public offering price and any discounts and concessions may be changed from time to time. Underwriters, dealers and agents who participate in the distribution of the common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder. The proposed amounts of the Class A common stock, if any, to be purchased by underwriters and the compensation, if any, of underwriters, dealers or agents will be set forth in a prospectus supplement.

Unless granted an exemption by the Commission from Regulation M under the Exchange Act, or unless otherwise permitted under Regulation M, the selling shareholder  will not engage in any stabilization activity in connection with our Class A common stock, will furnish each broker or dealer engaged by the selling shareholder and each other participating broker or dealer the number of copies of this prospectus required by such broker or dealer, and will not bid for or purchase any Class A common stock of our or attempt to induce any person to purchase any of the Class A common stock other than as permitted under the Exchange Act.

We will not receive any proceeds from the sale of these shares of Class A common stock offered by the selling shareholder. We shall use our best efforts to prepare and file with the Commission such amendments and supplements to the registration statement and this prospectus as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of the common stock covered by the registration statement for the period required to effect the distribution of such common stock.

We have agreed to pay all expenses of the registration of the shares of common stock; provided, however, that the Selling Stockholder will pay all underwriting discounts and selling commissions, if any.

In order to comply with certain state securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the shares of common stock may not be sold unless they have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

DESCRIPTION OF SECURITIES

General

Our original articles of incorporation authorized 60,000,000 shares of Class A common stock, 25,000,000 shares of Class B common stock with no par value per share and 10,000,000 shares of preferred stock with no par value per share.  On February 16, 2009, we amended our articles of incorporation to provide for unlimited authorized shares, no par value, of Class A common stock and Class B common stock. There are no provisions in our charter or by-laws that would delay, defer or prevent a change in our control.

Common Stock

As of July 28, 2011, 569,522,666 shares of common stock Class A were issued and outstanding and held by 27 shareholders of record, and we had no shares of Class B common issued and outstanding.  Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.

Holders of Class A common stock and Class B common stock do not have cumulative voting rights.

Therefore, holders of a majority of the shares of both classes of common stock voting for the election of directors can elect all of the directors. Holders of both classes of our common stock representing a majority of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Although there are no provisions in our charter or by-laws that may delay, defer or prevent a change in control, we are authorized, without shareholder approval, to issue shares of preferred stock that may contain rights or restrictions that could have this effect.

Holders of both classes of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of both classes of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

Our articles of incorporation also provide that we are authorized to issue up to 10,000,000 shares of preferred stock with no par value per share. As of the date of this prospectus, there are no shares of preferred stock issued and outstanding. Our Board of Directors has the authority, without further action by the shareholders, to issue from time to time the preferred stock in one or more series for such consideration and with such relative rights, privileges, preferences and restrictions that the Board may determine. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The issuance of preferred stock could adversely affect the voting power or other rights of the holders of common stock.

On September, 30, 2010, the Company entered into an addendum to the employment agreement whereby all but $250,000 of unpaid back salary will be forgiven by the principal stockholder.  Also, the interest rate was reduced to 3% per year.  In exchange the Company will issue 10,000,000 preferred shares to the principal stockholder no later than September 30, 2011.  Such preferred shares shall not be entitled to dividends or distributions, but will have super voting rights equal to one hundred common shares per preferred share.

Dividends

Since inception we have not paid any dividends on our Class A common stock. We currently do not anticipate paying any cash dividends in the foreseeable future on our common stock, when issued pursuant to this offering. Although we intend to retain our earnings, if any, to finance the exploration and growth of our business, our Board of Directors will have the discretion to declare and pay dividends in the future. Payment of dividends in the future will depend upon our earnings, capital requirements, and other factors, which our Board of Directors may deem relevant.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The financial statements for the year ended December 31, 2010 included in this prospectus and the registration statement have been audited by PS Stephenson & Co., P.C. to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements for the year ended December 31, 2009 included in this prospectus and the registration statement have been audited by Webb & Company, P.A. to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

DESCRIPTION OF BUSINESS

Overview

Kraig Biocraft Laboratories, Inc. is a corporation organized under the laws of Wyoming on April 25, 2006.  We were organized to develop high strength fibers using recombinant DNA technology, for commercial applications in both the specialty fiber and technical textile industries.  Specialty fibers are engineered for specific uses that require exceptional strength, flexibility, heat resistance and/or chemical resistance.  The specialty fiber market is exemplified by two synthetic fiber products:  aramid fibers and ultra high molecular weight polyethylene fiber.   The technical textile industry involves products for both industrial and consumer products, such as filtration fabrics, medical textiles (e.g., sutures and artificial ligaments), safety and protective clothing and fabrics used in military and aerospace applications (e.g., high-strength composite materials).

We are using genetic engineering technologies to develop fibers with greater strength, resiliency and flexibility for use in our target markets, namely the textile, specialty fiber and technical textile industries.

The Market

We are focusing our work on the creation of new fibers with unique properties including fibers with potential high performance and technical fiber applications.  The performance fiber market is exemplified by two classes of product: aramid fibers, and ultra high molecular weight polyethylene fiber.  These products service the need for materials with high strength, resilience, and flexibility.  Because these synthetic performance fibers are stronger and tougher than steel, they are used in a wide variety of military, industrial, and consumer applications.

Among the users of performance fibers are the military and police, which employ them for ballistic protection.  The materials are also used for industrial applications requiring superior strength and toughness, i.e. critical cables and abrasion/impact resistant components.  Performance fibers are also employed in safety equipment, high strength composite materials for the aero-space industry and for ballistic protection by the defense industry.

The global market for technical textiles has been estimated at $92.88 billion.  The demand for technical textiles is growing rapidly and is expected to reach $127 billion in 2011. These are industrial materials which have become essential products for both industrial and consumer applications.  The market for technical textiles can be defined as consisting of:

•	Medical textiles;

•	Geotextiles;

•	Textiles used in Defense and Military;

•	Safe and Protective Clothing;

•	Filtration Textiles;

•	Textiles used in Transportation;

•	Textiles used in Buildings;

•	Composites with Textile Structure;

•	Functional and Sportive Textiles.

We believe that the superior mechanical characteristics of the next generation of protein-based polymers (in other words, genetically engineered silk fibers), will open up new applications for the technology. The materials which we are working to produce are many times tougher and stronger than steel. These fibers are often referred to as “super fibers.”

The Product

Certain fibers produced in nature possess unique mechanical properties in terms of strength, resilience and flexibility.

Comparison of the Properties of Spider Silk and Steel

	Material Toughness1	Tensile Strength2	Weight3

Dragline spider silk	120,000-160,000	1,100-2,900	1.18-1.36

Steel	2,000-6,000	300-2,000	7.84
_______________
1 Measured by the energy required to break a continuous filament, expressed in joules per kilogram (J/kg).  A .357 caliber bullet has approximately 925 joules of kinetic energy at impact.

2 Tensile strength refers to the greatest longitudinal stress the fiber can bear, measured by force over area in units of newtons per square meter.  The measurement here is in millions of pascals.

3 In grams per cubic centimeter of material.

This comparison table was the result of research performed by Randolph Lewis, Ph.D. at the University of Wyoming.  Such work was summarized in an article entitled “Spider Silk:  Ancient Ideas for New Biomaterials” which was published in Chemicals Review, volume 106, issue 9, pages 3672 – 3774.  The measurements in joules in the table above are a conversion from Dr. Lewis’ measurements in newtons/meter squared.

We believe that the genetically engineered protein-based fibers we seek to produce have properties that are in some ways superior to the materials currently available in the marketplace.  For example, as noted above, the ability of spider silk to absorb in excess of 100,000 joules of kinetic energy makes it a potentially ideal material for structural blast protection.

Production of this material in commercial quantities holds the potential of a life saving ballistic resistant material, which is lighter, thinner, more flexible, and tougher than steel. Other applications for spider silk based recombinant fibers include use as structural material and for any application in which light weight and high strength are required.  We believe that fibers made with recombinant protein-based polymers will make significant inroads into the specialty fiber and technical textile markets.

While the properties of spider silks are well known, there was no known way to produce these fibers in commercial quantity.  The spiders are cannibalistic, and can not be raised in concentrated colonies.

Our Technology

While scientists have been able to replicate the proteins that are the building blocks of spider silk, the technological barrier that has stymied production until now has been the inability to form these proteins into a fiber with the desired mechanical characteristics and to do so in a cost effective manner.

We have licensed the right to use the patented genetic sequences and genetic engineering technology developed in university laboratories.  The Company has been working collaboratively with university laboratories to develop fibers with the mechanical characteristics of spider silk.  We are applying this proprietary genetic engineering technology to domesticated silkworms, which are already the most efficient commercial producers of silk.

Our technology builds upon the unique advantages of the domesticated silkworm for this application.  The silkworm is ideally suited to produce recombinant protein fiber because it is already an efficient commercial and industrial producer of protein based polymers.  Forty percent (40%) of the caterpillars’ weight is devoted to the silk glands. The silk glands produce large volumes of protein, called fibroin, which are then spun into a composite protein thread (silk).

We are working to use our genetic engineering technology to create recombinant silk polymers.  On September 29, 2010 we jointly announced with the University of Notre Dame the success of our collaborative research with the University in creating approximately twenty different strains of transgenic silkworm which produce recombinant silk polymers. In April 2011 we entered into a licensing agreement with Sigma-Aldrich which provides us the use of Sigma-Aldrich’s zinc finger technology to accelerate and enhance our product development.

A part of our intellectual property portfolio is the exclusive right to use certain patented spider silk gene sequences in silkworm.  Under the Exclusive License Agreement with The University of Wyoming, we have obtained certain exclusive rights to use numerous genetic sequences which are the subject of US patents.

The introduction of the gene sequence, in the manner employed by us, results in a germline transformation and is therefore self perpetuating.  This technology is in essence a protein expression platform which has other potential applications including diagnostics and pharmaceutical production.

The Company

Kraig Biocraft Laboratories, Inc. (Kraig) is a Wyoming corporation.  Our shares are traded on the OTCQB under the ticker symbol: KBLB.PK.  There are 569,522,666 shares of common stock issued and outstanding as of July 28, 2011.  Kim Thompson, our founder and CEO, owns approximately 56.2% of the issued and outstanding shares.

The inventor of our technology concept, Kim Thompson, is the founder of Kraig Biocraft Laboratories, Inc.  Our protein expression system is, in concept, scalable, cost effective, and capable of producing a wide range of proteins and materials.

On April 8, 2011, Kraig and Sigma-Aldrich Co., an Illinois corporation (“Sigma”) entered into a License and Option Agreement. Under the terms of the agreement, Sigma will provide Kraig with its proprietary genetic engineering tools and expertise in zinc finger nuclease to enable Kraig to significantly accelerate its product development. In addition to providing the customized tools and technological know-how, Sigma has granted Kraig an option for a commercial license to use the technology in the textile, technical textile and biomedical markets. Sigma will be creating customized zinc fingers for Kraig's use in its development of spider silk polymers and technical textiles.

In September 2010 the Company announced that it had succeed in introducing spider silk DNA in silkworm with the result that the transgenic silkworm were producing new recombinant silk fibers.  These fibers are a combination of natural silkworm silk proteins and proteins that that the silkworms are making as a result of the introduction of the spider silk DNA.  The Company announced that it had created approximately twenty different transgenic silkworm strains producing recombinant silk.

We entered into an intellectual property and collaborative research agreement with the University of Notre Dame in 2007.  That agreement was subsequently extended and expanded to include research and development of certain platform technologies with potential applications for diagnostics and pharmaceutical production.  On March 20, 2010, the Company extended its agreement with Notre Dame through February 28, 2011. Pursuant to these agreements the genetic work has been conducted primarily within Notre Dame’s laboratories.  Our collaborative research agreement with the University expired on March 1, 2011. The Company is in discussions with the University on renewing the agreement for anther twelve months.  Management anticipates that it will enter into a new research agreement with the University on substantially the same terms as the expired agreement.  Management is also considering however the potential to establish an independent laboratory either in conjunction with or as an alternative to university collaboration.

We also entered into an intellectual property and sponsored research agreement with the University of Wyoming in 2006.

Collaboration and Research Agreements/Intellectual Property

We have obtained certain rights to use a number of university created, and patented, spider silk proteins, gene sequences and methodologies.

In 2010, the University of Notre Dame filed a provisional patent application pursuant to our intellectual property and collaborative research agreement.  Under the terms of that agreement the Company has an option for the exclusive commercial rights to that technology.  The Company has notified the University of its exercise of that option.

We do not own any patents.  We have filed approximately seven notices of intent to use trademark applications for marks which the company intends to use in the future.

Intellectual Property/Collaborative Research Agreement with Notre Dame University

Our collaborative research agreement which recently expired with the University of Notre Dame required the Company to provide cost reimbursement for scientific research performed within Notre Dame relating to recombinant silk development. The reimbursable costs to the Company are capped at $35,000 per calendar quarter, unless the Company provides prior authorization for exceeding that cap. The agreement with Notre Dame provides us with a right to an exclusive license to intellectual property developed pursuant to the collaborative research on terms described in an attachment to the agreement. The University of Notre Dame retains a right to a commercially reasonable royalty on all such technology. On March 20, 2010, we renewed our agreement with the University of Notre Dame on substantially the same terms as the prior agreement. This renewed agreement expired on March, 2011. Management anticipated that the Company will enter into a new agreement with the university for the next twelve months.  At this stage in the Company’s development, however, Management is considering the Company’s option to move substantially all of its research and development operations into a private laboratory.

Under the intellectual property/collaborative research agreement with The University of Notre Dame, the Company was a sponsor of research by the University of Notre Dame regarding genetic engineering techniques patented by Notre Dame, which are called Piggybac transposon, for applications on silk worms.  Any patents or other intellectual property developed as a result of this sponsored research will be the property of Notre Dame, however, we have an option on a license agreement for the use of such intellectual property for the use of creating transgenic worms for the production of silk and fibers.  Such license agreement would have terms consistent with a sample license agreement that is attached to the Notre Dame collaborative research agreement.  Such license agreement would require us to make royalty payments to Notre Dame that would range from 1% to 6% of net sales of products using Notre Dame’s intellectual property.   In addition, such license agreement would have a term of approximately 20 years.

Exclusive License Agreement with University of Wyoming

In May 2006, we entered into a license agreement with the University of Wyoming, pursuant to which we have licensed the right to commercialize the production by silkworms of certain synthetic and natural spider silk proteins and the genetic sequencing for such spider silk proteins.  These spider silk proteins and genetic sequencing are covered by patents held by the University of Wyoming.  Our license allows us only to use silkworms to produce the licensed proteins and genetic sequencing.  We have the right to sublicense the intellectual property that we license from the University of Wyoming.  Our license agreement with the University of Wyoming requires that we pay licensing and research fees to the university in exchange for an exclusive license in our field of use for certain university-developed intellectual property including patented spider silk gene sequences.  Pursuant to the agreement, we issued 17,500,000 shares of our Class A common stock to the University Foundation.  Our license agreement with the University of Wyoming will continue until the later of (i) expiration of the last-to-expire patent we license from the University of Wyoming under this license agreement in such country or (ii) ten years from the date of first commercial sale of a licensed product in such country.  There are no royalties payable to the University of Wyoming under the terms of our agreement with them.

We have not made any of the required payments pursuant to our license agreement with the University of Wyoming.  We anticipate paying all accrued fees to the University within the next sixty days or alternatively if the University agrees, entering into a payment schedule which would pay off the accrued fees over the next twelve to eighteen months    If we fail to make such payment and if we fail to reach an agreement for a payment schedule the University of Wyoming would terminate our license agreement.  We anticipate that such a termination would result in a loss of three to nine months of research time and result in increased research and development costs in the range of $20,000 to $120,000.

Research and Development

On September 29, 2010 we announced that we had achieved our longstanding goal of producing new silk fibers composed of recombinant proteins.  The Company intends to turn our technology to the development and production of high performance polymers.

During the fiscal years ended December 31, 2010 and 2009, we have spent approximately 5,400 and 7,360 hours, respectively, on research and development activities, which consisted primarily of laboratory research on genetic engineering by our outside consultants pursuant to our collaborative research agreement with the University of Notre Dame.

Employees

We currently have no employees other than Kim Thompson, our sole officer and director.  We plan to hire more persons on as-needed basis.

Property

We rent office space at 120 N. Washington Square, Suite 805, Lansing, Michigan 48950, which is our principal place of business.  Our current lease is on a month to month basis.  We pay an annual rent of $600 for conference facilities, mail, fax and reception services located at our principal place of business.

Legal Proceedings

To the best of our knowledge, there are no known or pending litigation proceedings against us.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is traded on the OTCQB system under the symbol “KBLB.PK.”

The following table sets forth the high and low trade information for our Class A common stock for each quarter during the past two years. The prices reflect inter-dealer quotations, do not include retail mark-ups, markdowns or commissions and do not necessarily reflect actual transactions.  The prices below reflect a nine-for-one stock split which was declared by our board of directors on March 23, 2009.

	Low Price	High Price
Second Quarter 2011	$0.651	$0.208
First Quarter 2011	$0.065	$0.097
Fourth Quarter 2010	$0.09	$0.16
Third Quarter 2010	$0.01	$0.24
Second Quarter 2010	$0.01	$0.02
First Quarter 2010	$0.01	$0.01
Fourth Quarter 2009	$0.009	$0.025
Third Quarter 2009	$0.011	$0.025
Second Quarter 2009	$0.017	$0.06
First Quarter 2009	$0.011	$0.044

Holders

As of July 28, 2011 in accordance with our transfer agent records, we had 27 record holders of our Class A common stock.

Dividends

To date, we have not declared or paid any dividends on our common stock. We currently do not anticipate paying any cash dividends in the foreseeable future on our common stock. Although we intend to retain our earnings, if any, to finance the exploration and growth of our business, our Board of Directors will have the discretion to declare and pay dividends in the future.

Payment of dividends in the future will depend upon our earnings, capital requirements, and other factors, which our Board of Directors may deem relevant.

Transfer Agent and Registrar

Our transfer agent is Registrar and Transfer Company, 10 Commerce Drive, Cranford, N.J. 07016 and its phone number is (908) 497-2300.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our Class A common stock and our company, please review the registration statement, including exhibits, schedules and reports filed as a part thereof.  Statements in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

We are also subject to the informational requirements of the Exchange Act which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information along with the registration statement, including the exhibits and schedules thereto, may be inspected at public reference facilities of the SEC at 100 F Street N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

PAGE

UNAUDITED FINANCIAL STATEMENTS AS OF MARCH 31, 2011

CONDENSED BALANCE SHEETS AS OF MARCH 31, 2011 (UNAUDITED) AND DECEMBER 31, 2010	F-1

CONDENSED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010 (UNAUDITED) AND FOR THE PERIOD FROM APRIL 25, 2006 (INCEPTION) TO MARCH 31, 2011 (UNAUDITED)	F-2

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT FOR THE PERIOD FROM APRIL 25, 2006 (INCEPTION) TO MARCH 31, 2011 (UNAUDITED)	F-3

CONDENSED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010 AND FOR THE PERIOD FROM APRIL 25, 2006 (INCEPTION) TO MARCH 31, 2011 (UNAUDITED)	F-4

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)	F-5

Kraig Biocraft Laboratories, Inc.
(A Development Stage Company)
Condensed Balance Sheets

	March 31, 2011	December 31, 2010
	(Unaudited)
ASSETS
Current Assets
Cash	$86,295	$92,240
Prepaid Expenses	—	—
Total Current Assets	86,295	92,240

Property and Equipment, net	24,968	26,287

Total Assets	$111,263	$118,527

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts payable	$230,869	$238,929
Current portion of loan payable	3,556	0
Royalty agreement payable - related party	67,000	67,000
Accrued expenses - related party	431,726	410,955
Total Current Liabilities	733,151	720,440

Long Term Liabilities
Convertible note payable - net of debt discount	5,000	5,000
Loan payable, net of current portion	11,114	15,828

Total Liabilities	749,265	737,712

Commitments and Contingencies

Stockholders' Deficit
Preferred stock, no par value; unlimited shares authorized, none issued and outstanding	—	—
Common stock Class A, no par value; unlimited shares authorized, 557,072,824 and 553,518,903 shares issued and outstanding, respectively	2,034,082	1,834,082
Common stock Class B, no par value; unlimited shares authorized, no shares issued and outstanding	—	—
Common Stock Issuable, 1,122,311 and 1,122,311 shares, respectively	22,000	22,000
Additional paid-in capital	3,490,175	3,490,175
Deferred Compensation	—	(26,000)
Deficit accumulated during the development stage	(6,184,259)	(1,782,888)

Total Stockholders' Deficit	(638,002)	(619,185)

Total Liabilities and Stockholders' Deficit	$111,263	$118,527

See accompanying notes to condensed unaudited financial statements.

Kraig Biocraft Laboratories, Inc.
(A Development Stage Company)
Statements of Operations
(Unaudited)

	For the Three Months Ended		For the Period from April 25, 2006 (Inception) to
	March 31, 2011	March 31, 2010	March 31, 2011
Revenue	$—	$—	$—

Operating Expenses
General and Administrative	96,383	18,143	869,650
Public Relations	—	100,000	219,890
Amortization of Debt Discount	—	—	120,000
Professional Fees	17,879	4,977	254,384
Officer's Salary	52,500	58,390	1,178,894
Contract Settlement	—	—	107,143
Research and Development	91,843	8,242	677,961
Total Operating Expenses	258,605	189,752	3,427,922

Loss from Operations	(258,605)	(189,752)	(3,427,922)

Other Income/(Expenses)
Other income	—	—	2,781
Amortization of Debt Discount	—	(91,121)
Change in fair value of embedded derivative liability	—	2,473	(2,790,185)
Change in fair value of embedded derivative liability-related party	—	207,108	119,485
Interest expense	13,788	(12,161)	(88,418)
Total Other Income/(Expenses)	13,788	106,299	(2,756,337)

Net (Income) Loss before Provision for Income Taxes	(244,817)	(83,453)	(6,184,259)

Provision for Income Taxes	—	—	—

Net Income (Loss)	$(244,817)	$(83,453)	$(6,184,259)

Net Income (Loss) Per Share - Basic and Diluted	$(0.00)	$(0.00)

Weighted average number of shares outstanding during the period - Basic and Diluted	554,803,602	517,071,117

See accompanying notes to condensed unaudited financial statements.

Kraig Biocraft Laboratories, Inc.
(A Development Stage Company)
Statement of Changes in Stockholders Deficit
Condensed For the period from April 25, 2006 (inception) to March 31, 2011
(Unaudited)

							Common Stock - Class A Shares To be issued				Deficit Accumulated during Development Stage
	Preferred Stock		Common Stock - Class A		Common Stock -Class B					Deffered
	Shares	Par	Shares	Par	Shares	Par	Shares	Par	APIC	Compensation		Total

Balance, April 25, 2006	-	$-	-	$-	-	$-	-	$-	$-	-	$-	$-

Stock issued to founder	-	-	332,292,000	180	-	-	-	-	-	-	-	180

Stock issued for services ($.01/share)	-	-	17,500,000	140,000	-	-	-	-	-	-	-	140,000

Stock issued for services ($.01/share)	-	-	700,000	5,600	-	-	-	-	-	-	-	5,600

Stock contributed by shareholder	-	-	(11,666,500)	-	-	-	-	-	-	-	-	-

Stock issued for cash ($.05/share)	-	-	4,000	200	-	-	-	-	-	-	-	200

Stock issued for cash ($.05/share)	-	-	4,000	200	-	-	-	-	-	-	-	200

Fair value of warrants issued	-	-	-	-	-	-	-	-	126,435	-	-	126,435

Net Loss	-	-	-	-	-	-	-	-	-	-	(530,321)	(530,321)

Balance, December 31, 2006	-	-	338,833,500	146,180	-	-	-	-	126,435	-	(530,321)	(257,706)

Stock issued for cash ($.01/share)	-	-	1,750,000	15,000	-	-	-	-	-	-	-	15,000

Stock issued for cash ($.01/share)	-	-	12,000,000	103,000	-	-	-	-	-	-	-	103,000

Stock issued for cash ($.0003/share)	-	-	9,000,000	3,000	-	-	-	-	-	-	-	3,000

Stock issued for cash ($.01/share)	-	-	1,875,000	15,000	-	-	-	-	-	-	-	15,000

Stock issued for cash ($.01/share)	-	-	1,875,000	15,000	-	-	-	-	-	-	-	15,000
	-
Stock issued for services ($.01/share)	-	-	2,000,000	16,000	-	-	-	-	-	-	-	16,000

Stock issued for cash ($.01/share)	-	-	13,125,000	105,000	-	-	-	-	-	-	-	105,000

Stock issued for cash ($.003/share)	-	-	80,495,000	241,485	-	-	-	-	-	-	-	241,485

Stock issued for cash ($.003/share)	-	-	200,000	600	-	-	-	-	-	-	-	600

Stock issued for cash ($.003/share)	-	-	8,300,000	24,900	-	-	-	-	-	-	-	24,900

Stock issued for cash ($.003/share)	-	-	25,000	75	-	-	-	-	-	-	-	75

Stock issued for cash ($.003/share)	-	-	120,000	360	-	-	-	-	-	-	-	360

Stock issued for cash ($.003/share)	-	-	1,025,000	3,075	-	-	-	-	-			3,075

Stock issued in connection to cash offering	-	-	28,125,000	84,375	-	-	-	-	(84,375)	-	-	-

Stock issued for services ($.01/share)	-	-	600,000	6,000	-	-	-	-	-	-	-	6,000

Net loss, for the year ended December 31, 2007	-	-	-	-	-	-	-	-	-	-	(472,986)	(472,986)

Balance, December 31, 2007	-	-	499,348,500	779,050	-	-	-	-	42,060	-	(1,003,307)	(182,197)

Stock issuable for services ($.01/share)	-	-	-	-	-	-	400,000	4,000	-	-	-	4,000

Net loss, for the year ended December 31, 2008	-	-	-	-	-	-	-	-	-	-	(1,721,156)	(1,721,156)

Balance, December 31, 2008	-	-	499,348,500	779,050	-	-	400,000	4,000	42,060	-	(2,724,463)	(1,899,353)

Stock issued for cash ($.01/share)	-	-	2,500,000	25,000	-	-	-	-	-	-	-	25,000

Stock issued for cash ($.008/share)	-	-	366,599	3,000	-	-	-	-	-	-	-	3,000

Stock issued for services	-	-	280,000	14,000	-	-	722,311	18,000	-	-	-	32,000

Stock issued for services	-	-	-	-	-	-	10,000,000	200,000	-	(103,333)	-	96,667

Net loss for the year ended December 31, 2009	-	-	-	-	-	-	-	-	-	-	(1,432,091)	(1,432,091)
Balance, December 31, 2009	-	-	502,495,099	821,050	-	-	11,122,311	222,000	42,060	(103,333)	(4,156,554)	(3,174,777)
Stock issued for services ($.01/share)	-	-	540,000	5,400	-	-	-	-	-	(5,000)	-	400

Stock issued for services ($.02/share)	-	-	17,885,915	334,000	-	-	-	-	-	-	-	334,000

Stock issued for services ($.08/share)	-	-	387,500	31,000	-	-	-	-	-	-	-	31,000

Stock issued for services ($.15/share)	-	-	200,000	30,000	-	-	-	-	-	-	-	30,000

Stock issued for services ($.05/share)	-	-	280,000	14,000	-	-	-	-	-	-	-	14,000

Warrants issued for services	-	-	-	-	-	-	-	-	168,000	(168,000)	-	-

Stock issued in connection with convertible note conversion	-	-	5,694,451	100,000	-	-	-	-	-	-	-	100,000

Stock issued in connection with convertible note conversion	-	-	854,169	15,000	-	-	-	-	-	-	-	15,000

Stock issued for cash ($.02/share)	-	-	10,000,000	200,000	-	-	(10,000,000)	(200,000)	-	-	-	-

Stock issued for cash ($.01/share)	-	-	4,000,000	28,632	-	-	-	-	-	-	-	28,632

Stock issued for cash ($.02/share)	-	-	3,667,316	70,000	-	-	-	-	-	-	-	70,000

Stock issued for cash ($.08/share)	-	-	1,179,245	100,000	-	-	-	-	-	-	-	100,000

Stock issued for cash ($.06/share)	-	-	1,157,407	75,000	-	-	-	-	-	-	-	75,000

Exercise of 6,000,000 warrants in exchange for stock	-	-	5,177,801	10,000	-	-	-	-	677,908	-	-	687,908

Deferred compensation realized	-	-	-	-	-	-	-	-	-	250,333	-	250,333

Forgiveness of accrued payable to related party	-	-	-	-	-	-	-	-	499,412	499,412

Forgiveness of derivative liability to related party	-	-	-	-	-	-	-	-	2,102,795	2,102,795

Net loss for the year ended December 31, 2010	-	-	-	-	-	-	-	-	-	-	(1,782,888)	(1,782,888)

Balance, December 31, 2010	-	-	553,518,903	1,834,082	-	-	1,122,311	22,000	3,490,175	(26,000)	(5,939,442)	(619,185)

Stock issued for cash ($.06/share)	-	-	1,470,588	100,000	-	-	-	-	-	-	-	100,000

Stock issued for cash ($.05/share)	-	-	2,083,333	100,000	-	-	-	-	-	-	-	100,000

Deferred compensation realized	-	-	-	-	-	-	-	-	-	26,000	-	26,000

Net loss for the three months ended March 31, 2011	-	-	-	-	-	-	-	-	-	-	(244,817)	(244,817)

Balance, March 31, 2011	-	$-	557,072,824	$2,034,082	-	-	1,122,311	$22,000	$3,490,175	$-	$(6,184,259)	$(638,002)

See accompanying notes to condensed unaudited financial statements.

Kraig Biocraft Laboratories, Inc.
(A Development Stage Company)
Condensed Statements of Cash Flows (Unaudited)

	For the Three Months Ended March 31,		For the Period from April 25, 2006 (Inception) to
	2011	2010	March 31, 2011
Cash Flows From Operating Activities:
Net Loss	$(244,817)	$(83,453)	(6,184,259)
Adjustments to reconcile net loss to net cash used in operations
Depreciation expense	1,319	—	1,772
Stock issuable for services	—	—	22,000
Change in Fair Value of Derivative Liability	—	(209,581)	2,790,703
Stock issued for services	—	5,000	596,180
Amortization of debt discount	—	91,121	—
Warrants issued to employees	—	—	126,435
Warrants issued to consultants	—	—	168,000
Deferred compensation realized	26,000	95,000	200,000
Changes in operating assets and liabilities:
(Increase)Decrease in prepaid expenses	—	2,520	—
(Increase)Decrease in other receivables	—	—	—
Increase in accrued expenses and other payables - related party	18,994	73,421	864,138
(Decrease) Increase in royalty agreement payable - related party	—	(10,000)	67,000
Increase in accounts payable	(6,285)	8,032	297,869
Net Cash Used In Operating Activities	(204,789)	(27,940)	(1,050,162)

Cash Flows From Investing Activities:
Purchase of Fixed Assets and Domain Name	—	—	(26,740)
Net Cash Used In Investing Activities	—	—	(26,740)

Cash Flows From Financing Activities:
Proceeds from Notes Payable - Stockholder	—	6,990	10,000
Repayments of Notes Payable - Stockholder	—	—	(10,000)
Proceeds from issuance of convertible note	—	—	120,000
Loan payable	(1,158)	—	14,670
Proceeds from issuance of common stock	200,000	—	1,028,527
Net Cash Provided by Financing Activities	198,842	6,990	1,163,197

Net Increase (Decrease) in Cash	(5,947)	(20,950)	86,295

Cash at Beginning of Period	92,242	24,570	—

Cash at End of Period	$86,295	$3,620	86,295

Supplemental disclosure of cash flow information:

Cash paid for interest	$—	$—	—
Cash paid for taxes	$—	$—	—

Supplemental disclosure of non-cash investing and financing activities:
Shares issued in connection with convertible note payable	$—	$100,000	115,000
Beneficial conversion feature on convertible notes and related debt discount	$—	$—	120,000

See accompanying notes to condensed unaudited financial statements.

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(UNAUDITED)

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A)  Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in The United States of America and the rules and regulations of the Securities and Exchange Commission for interim financial information.  Accordingly, they do not include all the information necessary for a comprehensive presentation of financial position and results of operations.

It is management's opinion, however that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.

Activities during the development stage include developing the business plan and raising capital.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period.  Actual results could differ from those estimates.

(C) Cash

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(D) Loss Per Share

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by FASB Accounting Standards Codification No. 260, “Earnings per Share.”  As of March 31, 2011 and 2010, 20,000,000 and 6,000,000 warrants, and 0 and 233,737,728 shares issuable upon conversion of notes payable were not included in the computation of income/ (loss) per share because their inclusion is anti-dilutive.

(E) Research and Development Costs

The Company expenses all research and development costs as incurred for which there is no alternative future use. These costs also include the expensing of employee compensation and employee stock based compensation.

(F) Income Taxes

The Company accounts for income taxes under FASB Codification Topic 740-10-25 (“ASC 740-10-25”).  Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(UNAUDITED)

(G) Derivative Financial Instruments

Fair value accounting requires bifurcation of embedded derivative instruments such as conversion features in convertible debt or equity instruments, and measurement of their fair value for accounting purposes. In determining the appropriate fair value, the Company uses the Black-Scholes option-pricing model. In assessing the convertible debt instruments, management determines if the convertible debt host instrument is conventional convertible debt and further if there is a beneficial conversion feature requiring measurement. If the instrument is not considered conventional convertible debt, the Company will continue its evaluation process of these instruments as derivative financial instruments.

Once determined, derivative liabilities are adjusted to reflect fair value at each reporting period end, with any increase or decrease in the fair value being recorded in results of operations as an adjustment to fair value of derivatives. In addition, the fair value of freestanding derivative instruments such as warrants, are also valued using the Black-Scholes option-pricing model.

(H) Stock-Based Compensation

In December 2004, the FASB issued FASB Accounting Standards Codification No. 718, Compensation – Stock Compensation.  Under FASB Accounting Standards Codification No. 718, companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans.  As such, compensation cost is measured on the date of grant at their fair value.  Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant.  The Company applies this statement prospectively.

Equity instruments (“instruments”) issued to other than employees are recorded on the basis of the fair value of the instruments, as required by FASB Accounting Standards Codification No. 718.  FASB Accounting Standards Codification No. 505, Equity Based Payments to Non-Employees defines the measurement date and recognition period for such instruments.  In general, the measurement date is when either a (a) performance commitment, as defined, is reached or (b) the earlier of (i) the non-employee performance is complete or (ii) the instruments are vested. The measured value related to the instruments is recognized over a period based on the facts and circumstances of each particular grant as defined in the FASB Accounting Standards Codification.

(I) Business Segments

The Company operates in one segment and therefore segment information is not presented.

(J) Reclassification

The 2010 financial statements have been reclassified to conform to the 2011 presentation.

(K) Equipment

The Company values property and equipment at cost and depreciates these assets using the straight-line method over their expected useful life. The Company uses a five year life for automobiles.

In accordance with FASB Accounting Standards Codification No. 360, Property, Plant and Equipment, the Company carries long-lived assets at the lower of the carrying amount or fair value. Impairment is evaluated by estimating future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flow is less than the carrying amount of the assets, an impairment loss is recognized. Fair value, for purposes of calculating impairment, is measured based on estimated future cash flows, discounted at a market rate of interest.

There were no impairment losses recorded during three months ended March 31, 2011 and 2010.

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(UNAUDITED)

NOTE 2            GOING CONCERN

As reflected in the accompanying financial statements, the Company is in the development stage, has a working capital deficiency of $646,856 and stockholders’ deficiency of $638,002 and used $1,050,162 of cash in operations from inception.  This raises substantial doubt about its ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan.  The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(UNAUDITED)

NOTE 3            EQUIPMENT

At March 31, 2011 and December 31, 2010 equipment is as follows:

	As of March 31, 2011 (Unaudited)	As of December 31, 2010

Automobile	$25,828	$25,828
Office Equipment	912	912
Less Accumulated Depreciation	(1,772)	(453)

Total Property and Equipment	$24,968	$26,287

Depreciation and amortization expense for three months ended March 31, 2011 and 2010 was $1,319, and $0 respectively.

NOTE 4            CONVERTIBLE DEBT, DEBT DISCOUNT AND FAIR VALUE MEASUREMENT OF DERIVATIVE FINANCIAL INSTRUMENTS

On July 17, 2009, the Company entered into an agreement with an investor group where the Company will issue up to $120,000 in convertible units.  The debentures will be in the face amount of $10,000 each, mature on December 31, 2010, bear interest at the rate of 5% simple interest per annum, payable at maturity or convertible with the principal, and the principal and interest shall be convertible at the option of the holder at a fixed price of $0.018 per share.  Each debenture shall have a warrant attached exercisable for the purchase of 500,000 shares of common stock.  The warrants shall expire on December 31, 2011, have a cashless exercise provision, and be exercisable at a fixed price of $0.02.  The agreement also requires the investment group to purchase up to $1,000,000 of common stock monthly at the lesser of $75,000 or 200% of the average daily volume multiplied by the average of the daily closing prices for the ten days immediately preceding the exercise date.  Each investment by the investment group is priced at the lowest closing “bid” price of the common stock during the five days immediately before the investment.  The term of the funding shall be the earlier of (a) the drawing down of the entire $1,000,000 or (b) 24 months after the Effective Date, July 17, 2011.  In addition, the Company is required to file and maintain an effective registration statement covering the convertible units, cannot issue more than 5% of its common stock outstanding without the investor group’s consent and must maintain a contractual relationship with a public relations firm, which is related to the investor group (see Note 5(D)). The Company has issued $120,000 of convertible debt to date.   On July 21, 2010, the issuance of 1,799,434 shares was approved by the board of directors in exchange for the $15,000 specified in the put notice (See Note 8).

The $120,000 convertible debt instrument was determined to have a separate derivative liability instrument requiring bifurcation and the computation of fair value. The conversion price per share equals to the lower of the conversion price and the average closing bid price of the common stock during the 20 trading days prior to and including the date on which the conversion notice is delivered to the holder, however, the mandatory Conversion price shall not be less than $0.005. The Company calculated the estimated fair values of the liabilities for warrant derivative instruments and embedded conversion option derivative instruments with the Black-Scholes option pricing model using the share prices of the Company’s stock on the dates of valuation and using the following ranges for volatility, expected term and the risk free interest rate at each respective valuation date, no dividend has been assumed for any of the periods:

Table 1	Black Scholes Inputs for the Convertible Debt and Derivative Financial Instruments
Warrants
As of December 31, 2010
Expected Volatility	207.78%
Expected Term	0.24 years
Expected Dividends	0%
Risk Free Interest Rate	0.26%

As of December 31, 2010
Embedded Conversion Options
Volatility	207.78%
Expected Term	0.24 years
Expected Dividends	0%
Risk Free Interest Rate	0.26%

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(UNAUDITED)

The Company calculated the fair values of the liabilities for embedded conversion option derivative instruments with the Black-Scholes option pricing model using the closing price of the Company’s common stock, and the ranges for volatility, expected term and risk free interest indicated in Table 1 above. The fair value of the embedded conversion options at the commitment date was $251,919.  Of the total, $120,000 was assigned to debt discount and $131,919 was recorded as a derivative expense.

On February 11, 2010 the Company authorized the issuance of 5,694,451 shares of Common Stock for the exercise price of $0.02/share in exchange for $100,000 in convertible note payable and on April 6, 2010 the Company authorized the issuance of 854,169 shares of Common Stock for the exercise price of $0.02/share in exchange for $15,000 in convertible note payable.

At December 31, 2010, pursuant to the agreement, all outstanding principal and accrued interest on the convertible debt was due, and the conversion rights of the holder terminated.  Accordingly, at December 31, 2010, the Company determined that no derivative liability existed in connection to the outstanding debt of $5,000 at December 31, 2010.  In addition, on October 4, 2010, the Company issued 5,177,801 shares in connection with the cashless exercise of the 6,000,000 warrants.

During the years ended December 31, 2010 and 2009, the Company recorded changes in the fair value of derivative instruments of $563,563 and $4,363, respectively, as other expense.

The following table summarizes convertible note payable outstanding as of  March 31, 2011:
Conventional Debt
Conventional debt	$120,000
Less: debt conversion	$115,000
Less: debt discount	$0
Conventional debt, net of debt discount	$5,000

At March 31, 2011 and 2010 the Company recorded interest expense and related accrued interest payable of $0 and $2,466.  The Company also recorded $0 and $92,600 for the amortization of debt discount in interest expense on the statement of operations.  The debt discount is being amortized over the life of the convertible debt.

NOTE 5            LOAN PAYABLE

On December 8, 2010 the Company entered into a five year loan agreement with the principal loan amount of $15,828.24. The loan carries an interest rate of 6.94%, and is secured by an automobile.

Scheduled maturities of long-term obligations

Period ending March 31:
2012	$3,556
2013	3,811
2014	4,084
2015	3,219

$14,670

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(UNAUDITED)

NOTE 6            STOCKHOLDERS’ DEFICIT

(A) Common Stock Issued for Cash

On April 28, 2006, the Company issued 8,000 shares of common stock for cash of $400 ($0.05 per share).

On January 8, 2007 the Company issued 1,750,000 shares of common stock for $15,000 ($0.01/share). This agreement was subsequently terminated effective May 23, 2007.

 On January 22, 2007 the Company issued 12,000,000 shares of common stock for $103,000 ($0.01/share). In addition, 9,000,000 shares were issued for $3,000 ($0.0003/share).

On April 4, 2007, the Company issued 1,875,000 shares of common stock for cash of $15,000 ($0.01 per share).

On April 20, 2007, the Company issued 1,875,000 shares of common stock for cash of $15,000 ($0.01 per share).

On May 18, 2007, the Company issued 13,125,000 shares of common stock for cash of $105,000 ($0.01 per share).

On August 28, 2007 the Company entered into a stock purchase agreement to issue 80,495,000 shares common stock in the amount of $241,485 ($0.003/share).

On August 29, 2007 the Company entered into a stock purchase agreement to issue 200,000 shares common stock in the amount of $600 ($0.003/share).

On August 29, 2007 the Company entered into a stock purchase agreement to issue 8,300,000 shares common stock in the amount of $24,900 ($0.003/share).

On September 1, 2007 the Company entered into a stock purchase agreement to issue 25,000 shares common stock in the amount of $75 ($0.003/share).

On September 5, 2007 the Company entered into a stock purchase agreement to issue 120,000 shares common stock in the amount of $360 ($0.003/share).

On September 12, 2007 the Company entered into a stock purchase agreement to issue 1,025,000 shares common stock in the amount of $3,075 ($0.003/share).

In accordance with the May 2007 stock purchase agreement which contains an anti-dilution clause which requires the Company to issue additional common shares under the stock purchase agreement for any subsequent issuance at a price below $.08 per share for a period of 12 months, the Company has issued 28,125,000 additional shares through May 2008 as a result of the subsequent stock issuances at $0.003/share.

On April 24, 2009 the Company issued 2,000,000 shares of common stock for $20,000 ($0.01/share).

On May 22, 2009, the Company issued 500,000 shares of common stock for $5,000 ($0.01/share).

On September 30, 2009, the Company issued 366,599 shares of common stock for $3,000 ($0.01/share).

On May 18, 2010, the Company issued 4,000,000 shares of common stock for cash of $21,642 and in exchange of $6,990 in note payables ($0.007158 per share).

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(UNAUDITED)

On July 21, 2010, the Company issued 1,875,000 shares of common stock for $15,000 ($0.008/share).

On September 10, 2010, the Company issued 1,351,351 shares of common stock for $20,000 ($0.0148/share).

On September 22, 2010, the Company issued 1,286,765 shares of common stock for $35,000 ($0.0272/share).

On October 15, 2010, the Company issued 1,179,245 shares of common stock for $100,000 ($0.084/share).

On December 7, 2010, the Company issued 1,157,407 shares of common stock for $75,000 ($0.065/share).

On January 25, 2011 the Company issued 1,470,588 shares of common stock for $100,000 ($0.068/share).

On March 22, 2011 the Company issued 2,083,333 shares of common stock for $100,000 ($0.048/share).

(B) Common Stock Issued for Intellectual Property

On April 26, 2006, the Company issued 332,292,000 shares of common stock to its founder having a fair value of $180 ($0.000001/share) in exchange for intellectual property.  The fair value of the patent was determined based upon the historical cost of the intellectual property contributed by the founder.

(C) Common Stock Issued for Services

On May 8, 2006, the Company entered into a license agreement for research and development. Pursuant to the terms of the agreement, the Company issued 17,500,000 shares of common stock upon execution of the agreement. The Company also received a five-year call option from the license holder to repurchase 7,000,000 common shares at an exercise price of $150,000 or $.02 per share. The option gives the Company the right, but not the obligation to repurchase the shares of common stock.  The call option expires May 4, 2011. As of March 31, 2011 the value of the stock was $.07per share.  The Company does not have the obligation to repurchase the shares.

On July 1, 2006 the Company entered into a five year consulting agreement for research and development. Pursuant to the terms of the agreement, the Company paid 700,000 shares of common stock upon execution.  These shares had a fair value of $5,600 ($0.01/share) based upon the recent cash offering price.  Additionally, 2,000,000 shares of common stock were issued on May 18, 2007 with a fair value of $16,000 ($0.01/share).   As of December 31, 2008, the Company issued 600,000 shares of common stock for consulting services rendered with a fair value of $6,000 ($0.01/share).  On January 15, 2008 the Company authorized the issuance of 400,000 shares of common stock for consulting services rendered with a fair value of $4,000 ($0.01/share).

On July 1, 2009, the issuance of 280,000 shares was approved by the board of directors as repayment for services previously provided to the Company by a consultant having a fair value of $14,000 ($0.05/share) in accordance with a consulting agreement (See Note 7(C)).

On July 1, 2009, the issuance of 482,825 shares was approved by the board of directors as partial payment for services previously provided to the Company by a consultant in accordance with a consulting agreement.  The total amount of issuable shares for the consultant is 1,122,311 shares, which includes 400,000 issuable shares previously approved by the board of directors and 239,486 shares were approved to be issued on November 19, 2009 for a fair value of $18,000 (See Note 7(C)).

On August 3, 2009, the Company entered into an agreement with a consultant to provide investor relations services.  On October 5, 2009 the Company issued 10,000,000 shares with a fair value of $200,000 ($0.02/share) to a consultant for investor relations to be provided over a term of 180 days.  The Company started receiving services beginning October 5, 2009.  During 2010, $200,000 was recorded as an (See Note 7(D)).

On January 15, 2010 the Company issued 500,000 shares with a fair value of $5,000 ($0.01/share) to a consultant for investor relations to be provided over a term of 12 months once certain conditions are met.  During 2010, $5,000 was recognized as compensation expense(See Note 7).

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(UNAUDITED)

On May 21, 2010 the Company issued 40,000 shares with a fair value of $400 ($0.01/share) to a consultant for research and development services (See Note 7(C )).

On July 30, 2010 the Company issued 2,400,000 shares with a fair value of $30,000 ($0.0125/share) to a consultant for legal services incurred in behalf of the Company.

On August 26, 2010 the Company issued 280,000 shares with a fair value of $14,000 ($0.05/share) to a consultant for research and development services provided in the past.

On August 26, 2010 the Company issued 985,915 shares with a fair value of $14,000 ($0.0142/share) to a consultant for research and development services provided in the past (See Note 7 (C)).

On August 26, 2010 the Company issued 4,500,000 shares with a fair value of $90,000 ($0.02/share) to a consultant for research and development services (See Note 7 (C)).

On August 26, 2010 the Company issued 10,000,000 shares with a fair value of $200,000 ($0.02/share) to a consultant for research and development services (See Note 7 (C)).

On September 16, 2010, the Company entered into an agreement with a consultant to provide technical support.  On September 16, 2010 the Company issued 100,000 shares, as a sign on bonus, with a fair value of $15,000 ($0.15/share) to the consultant for technical support to be provided over the next 3 years. In addition, the consultant shall receive 30,000 shares for three years commencing on or about September 10 of each of the next three years (See Note 7(C)).

On September 16, 2010, the Company entered into an agreement with a consultant to provide technical support.  On September 16, 2010 the Company issued 100,000 shares, as a sign on bonus, with a fair value of $15,000 ($0.15/share) to the consultant for technical support to be provided over the next 3 years. In addition, the consultant shall receive 30,000 shares for three years commencing on or about September 10 of each of the next three years (See Note 7(C)).

On September 23, 2010 the Company issued 387,500 shares with a fair value of $31,000 ($0.08/share) to a consultant for legal services incurred on behalf of the Company.

(D) Cancellation and Retirement of Common Stock

On December 29, 2006, the Company’s founder returned 11,666,500 shares of common stock to the Company.  These shares were cancelled and retired.  Accordingly, the net effect on equity is $0.

(E) Common Stock Warrants

During 2006, the Company issued 4,200,000 warrants to an officer under his employment agreement.   The Company recognized an expense of $126,435 for the period from inception to December 31, 2006.  The Company recorded the fair value of the warrants  based on the fair value of each warrant grant estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2006, dividend yield of zero, expected volatility of 183%; risk-free interest rates of 4.98%, expected life of one year. The warrants vested immediately.   The options expire between 5 and 9 years from the date of issuance and have an exercise price of between $.21 and $.40 per share. During November 2006, the Company and the officer entered into an amendment to the employment agreement whereby all the warrants were retired.

On July 29, 2010, the Company issued a warrant for 20,000,000 common shares in connection to a consulting agreement. The warrant was value at $200,000, the fair value of the services to be provided pursuant to the agreement. The warrant has a term of 2 years.

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(UNAUDITED)

The following table summarizes information about warrants for the Company as of March 31, 2011 and December 31, 2010.

2011 Warrants Outstanding				Options Exercisable Number
Range of Exercise Price	Number Outstanding at March 31, 2011	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable at March 31, 2011	Weighted Average Exercise Price
$0.00	20,000,000	0.33	0.00	20,000,000	0.00

2010 Warrants Outstanding				Options Exercisable
Range of Exercise Price	Number Outstanding at December 31, 2010	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at March 31, 2010	Weighted Average Exercise Price
$0.00	20,000,000	1.83	$0.00	20,000,000	$0.00

On October 4, 2010, the Company issued 5,177,801 shares in connection with the cashless exercise of the 6,000,000 warrants.

(F) Amendment to Articles of Incorporation

On February 16, 2009, the Company amended its articles of incorporation to amend the number and class of shares the Company is authorized to issue as follows:

•	Common stock Class A, unlimited number of shares authorized, no par value

•	Common stock Class B, unlimited number of shares authorized, no par value

•	Preferred stock, unlimited number of shares authorized, no par value

(G) Stock Split Effected in the Form of a Stock Dividend

On March 23, 2009, the Company's Board of Directors declared a nine-for-one stock split to be effected in the form of a dividend.  The stock dividend was distributed to shareholders of record as of April 27, 2009.  A total of 449,773,650 shares of common stock were issued.  All basic and diluted loss per share and average shares outstanding information has been adjusted to reflect the aforementioned stock dividend.

NOTE 7            COMMITMENTS AND CONTINGENCIES

(A)Employment Agreement

On March 18, 2010, the Company entered into an addendum to the employment agreement whereby the Company will reimburse the employee and his family for up to $20,000 of out of pocket medical and dental care costs, including prescription costs or co-pays.

On September 30, 2010, the Company entered into an addendum to the employment agreement whereby all but $250,000 of unpaid back salary will be forgiven by the principal stockholder.  The addendum also eliminated the various milestone achievement awards from the prior employment agreements.  In addition, the addendum reduced the interest rate to 3% per year.  Further, the conversion rights for unpaid back salary where amended whereby the principal shareholder has the option to convert any accrued salary into Class “A” Common stock by dividing the dollar value of the debt to be converted to stock by the closing price of the stock on the date that the conversion notice is received by the Company.  This amendment effectively eliminated any beneficial conversion features related to accrued salary of September 30, 2010.  In exchange the Company will issue 10,000,000 preferred shares to the principal stockholder no later then September 30, 2011.

On November 10, 2010, the Company entered into an addendum to the employment agreement, effective January 1, 2011 through the December 31, 2015.    The term of the agreement is a five year period at an annual salary of $210,000.  There is a 6% annual increase.  The employee is also to receive a 20% bonus based on the annual based salary.  Any stock, stock options bonuses have to be approved by the board of directors (See Note 8).

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(UNAUDITED)

(B) License Agreement

On May 8, 2006, the Company entered into a license agreement.  Pursuant to the terms of the agreement, the Company paid a non-refundable license fee of $10,000. The Company will pay a license maintenance fee of $10,000 on the one year anniversary of this agreement and each year thereafter.  The Company will pay an annual research fee of $13,700 with first payment due January 2007, then on each subsequent anniversary of the effective date commencing May 4, 2007.  Pursuant to the terms of the agreement the Company may be required to pay additional fees aggregating up to a maximum of $10,000 a year for patent maintenance and prosecution relating to the licensed intellectual property.

(C) Royalty and Research Agreements

On September 16, 2010, the Company entered into an agreement with a consultant for research and development.  On September 16, 2010 the Company issued 100,000 shares as a sign on bonus with a fair value of $15,000 ($0.15/share) to the consultant for technical support to be provided over the next 3 years. In addition, the consultant shall receive 30,000 shares for three years commencing on or about September 10 of each of the next three years (See Note 6(C)).

On September 16, 2010, the Company entered into an agreement with a consultant for research and development.  On September 16, 2010 the Company issued 100,000 shares as a sign on bonus with a fair value of $15,000 ($0.15/share) to the consultant for technical support to be provided over the next 3 years. In addition, the consultant shall receive 30,000 shares for three years commencing on or about September 10 of each of the next three years (See Note 6(C)).

On May 21, 2010 the Company entered into a three year consulting agreement for research and development.   Pursuant to the terms of the agreement, the Company is required to issue 40,000 shares upon the execution of the agreement and subsequently 10,000 shares per year during the three year term of the agreement.  The annual payment of 10,000 shares for the three years begins on Janaury15 of each of the next three years following the execution of this agreement.

On May 1, 2008 the Company entered into a five year consulting agreement for research and development. Pursuant to the terms of the agreement, the Company will be required to pay $1,000 per month, or at the Company’s option, the consulting fee may be paid in the form of Company common stock based upon the greater of $0.05 per share or the average of the closing price of the Company’s shares over the five days preceding such stock issuance.  As of June 30, 2009 the Company had accrued $14,000 of accounts payable for the services provided of which was paid in common stock on July 1, 2009 (See Note 6(C)).  As of March 31, 2011 the Company issued 280,000 shares of common stock in exchange for $14,000 of accounts payable for the services performed.  As of March 31, 2011, $7,000 was accrued for unpaid services provided during the year.

On December 26, 2006, the Company entered into an addendum to the intellectual property transfer agreement with an officer.  In consideration of the Company issuing either 200,000 preferred shares with the following preferences; no dividends and voting rights equal to 100 common shares per share of preferred stock or the payment of $120,000, the officer agreed to terminate the royalty payments due under the agreement and give title to the exclusive license for the non protective apparel use of the intellectual property to the Company.  On the date of the agreement, the Company did not have any preferred stock authorized with the required preferences.  In accordance with FASB Accounting Standards Codification No 480, Distinguishing Liabilities from Equity, the Company determined that the present value of the payment of $120,000 that was due on December 26, 2007, the one year anniversary of the addendum, should be recorded as an accrued expense until such time as the Company has the ability to assert that it has preferred shares authorized.  As of June 30, 2010, the Company has recorded $120,000 in accrued expenses- related party.  On December 21, 2007 the officer extended the due date to July 30, 2008.  On May 30, 2008 the officer extended the due date to December 31, 2008.  On October 10, 2008, the officer extended the due date to the earlier of (a) March 30, 2010 or (b) upon demand by the officer.  The due date was extended to March 31, 2011.  On September 8, 2009, a payment of $15,000 was paid to the officer. An additional payment of $10,000 was made on October 19, 2009 and December 1, 2009, respectfully.  Additionally, the accrued expenses are accruing 7% interest per year. On January 15, 2010 an additional payment of $10,000 was made.  During the quarter ending September 30, 2010 an additional payment of $8,000 was made. As of March 31, 2011 the outstanding balance is $67,000. At March 31, 2011, the Company recorded interest expense and related accrued interest payable of $14,684 (See Note 8).

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(UNAUDITED)

On February 1, 2007 the Company entered into a consulting agreement for research and development for period of one year at a cost of $150,000.  In April 2008, this agreement was extended through March 31, 2009 on a cost reimbursement basis.  Reimbursements are to be made quarterly and are not to exceed $35,000.  On March 1, 2010 the Company entered into a one year consulting agreement for research and development. Pursuant to the terms of the agreement, the Company will be required to pay up to $150,000 in research and development fees on a cost reimbursement basis.   The agreement expires on February 28, 2011 (See Note 9).

On July 1, 2006 the Company entered into a five year consulting agreement for research and development. Pursuant to the terms of the agreement, the Company paid 700,000 shares of common stock upon execution.  These shares had a fair value of $5,600 ($0.01/share) based upon the recent cash offering price.  Additionally, 2,000,000 shares of common stock were issued on May 18, 2007 with a fair value of $16,000 ($0.01/share).   As of December 31, 2008, the Company issued 600,000 shares of common stock for consulting services rendered with a fair value of $6,000 ($0.01/share).  On January 15, 2008 the Company authorized the issuance of 400,000 shares of common stock for consulting services rendered with a fair value of $4,000 ($0.01/share).   On July 1, 2009, the issuance of 482,825 shares was approved by the board of directors as partial payment for services previously provided to the Company by a consultant in accordance with a consulting agreement.  The total amount of issuable shares for the consultant is 1,122,311 shares, which includes 400,000 issuable shares previously approved by the board of directors and 239,486 shares approved to be issued in November 2009. On August 26, 2010, the Company entered into an addendum to the employment agreement where the monthly fee to the consultant was increased to $10,000 per month starting on September 1, 2010.  On August 26, 2010 the Company issued 985,915 shares with a fair value of $14,000 ($0.0142/share) to a consultant for research and development services provided in the past In addition, On August 26, 2010 the Company issued 4,500,000 bonus shares with a fair value of $90,000 ($0.02/share) to a consultant for research and development services and 10,000,000 shares with a fair value of $200,000 ($0.02/share) to a consultant for research and development services (See Note 6(C) ).

(D) Consulting Agreement

On August 3, 2009, the Company entered into an agreement with a consultant to provide investor relations services.  On October 5, 2009 the Company issued 10,000,000 shares with a fair value of $200,000 ($0.02/share) to a consultant for investor relations to be provided over a term of 180 days.  The Company started receiving services beginning October 5, 2009.  As of March 31, 2011 $200,000 was recorded as a consulting expense (See Note6(C)).

On January 15, 2010, the Company entered into an agreement with a consultant to provide investor relations services in exchange for 500,000 shares or $15,000.  On January 15, 2010 the Company issued 500,000 shares with a fair value of $5,000 ($0.01/share) to a consultant for investor relations to be provided over a term of 12 months (See Note 6(C)).

On July 29, 2010, the Company entered into an agreement with a consultant to provide investor relations services in exchange for a warrant for 20,000,000 common shares. The value of the services was $200,000, which approximated fair value.  The agreement will remain in effect until January 29, 2011(See Note 6(E)).

NOTE 8            RELATED PARTY TRANSACTIONS

On October 6, 2006 the Company received $10,000 from a principal stockholder.    Pursuant to the terms of the loan, the advance bears interest at 12%, is unsecured and matured on May 1, 2007. At March 31, 2011 the Company recorded interest expense and related accrued interest payable of $776.   As of March 31, 2011, the loan principle was repaid in full.

On December 26, 2006, the Company entered into an addendum to the intellectual property transfer agreement with an officer.  In consideration of the Company issuing either 200,000 preferred shares with the following preferences; no dividends and voting rights equal to 100 common shares per share of preferred stock or the payment of $120,000, the officer agreed to terminate the royalty payments due under the agreement and give title to the exclusive license for the non protective apparel use of the intellectual property to the Company.  On the date of the agreement, the Company did not have any preferred stock authorized with the required preferences.  In accordance with In accordance with FASB Accounting Standards Codification No. 480, Distinguishing Liabilities from Equity, the Company determined that the present value of the payment of $120,000 that was due on December 26, 2007, the one year anniversary of the addendum, should be recorded as an accrued expense until such time as the Company has the ability to assert that it has preferred shares authorized.  As of June 30, 2010, the Company has recorded $120,000 in royalty agreement payable- related party.  On December 21, 2007 the officer extended the due date to July 30, 2008.  On May 30, 2008 the officer extended the due date to March 31, 2009.  On October 10, 2008, the officer extended the due date to the earlier of (a) March 30, 2010 or (b) upon demand by the officer. On March 30, 2010, the officer extended the due date to the earlier of (a) March 30, 2010 or (b) upon demand by the officer.  On September 8, 2009, a payment of $15,000 was paid to the officer. On October 19, 2009 and December 1, 2009, $10,000 was paid to the officer respectfully.  An additional payment of $10,000 was made on January 15, 2010.  During the quarter ending September 30, 2010 an additional payment of $8,000 was made. As of March 31, 2011, the outstanding balance is $67,000.  Additionally, the accrued expenses are accruing 7% interest per year.  At March 31, 2011 the Company recorded interest expense and related accrued interest payable of $14,684 (See Note 7(C).

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(UNAUDITED)

As of March 31, 2011, the Company owes $282,043 in accrued salary to principal stockholder.    On September, 2010, the Company entered into an addendum to the employment agreement whereby all but $250,000 of unpaid back salary will be forgiven by the principal stockholder.  Also, the interest rate was reduced to 3% per year.  In exchange the Company will issue 10,000,000 preferred shares to the principal stockholder no later then September 30, 2011.  As of March 31, 2011, no accrued salary has been converted to Class “A” Common Stock.  On November 10, 2010, the Company entered into an addendum to the  employment agreement, effective January 1, 2011 through the December 31, 2015.    The term of the agreement is a five year period at an annual salary of $210,000.  There is a 6% annual increase.  The employee is also to receive a 20% bonsus based on the annual based salary.  Any stock, stock options bonuses have to be approved by the board of directors (See Note 6(A)).

NOTE 9            SUBSEQUENT EVENTS

On April 8, 2011 the Company entered into a five year consulting agreement for research and development. Pursuant to the terms of the agreement, the Company has to issue within 10 days following the effective date $70,000 worth of stock and pay a license fee of $30,000.  The Company has a five year right to exercise the option for a commercial medical license or th commercial textile license.  The fee for the first license is a $289,000 and shares equivalent in value to $675,000.  The fee for a second commercial license is $75,000 and shares equivalent in value to $175,000.  All payments are non-refundable. On April 18, 2011, the Company issued 1,029,412 shares of stock with a fair value of $70,000 based on the average trading price over a 30 day period.

On April 1, 2011 the Company issued 1,000,000 shares with a fair value of $70,000 ($0.07/share) to a consultant for research and development services.

On April 25, 2011 the Company issued 1,420,455 shares of common stock for $100,000 ($0.070/share).

On May 11, 2011, the Company issued 19,767,985 shares in connection with the cashless exercise of the 20,000,000 warrants.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Kraig Biocraft Laboratories, Inc.
Houston, Texas

We have audited the accompanying balance sheet of Kraig Biocraft Laboratories, Inc. (a development stage company) as of December 31, 2010 and the related statements of income, cash flows and stockholders' equity for the year ended December 31, 2010.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Kraig Biocraft Laboratories, Inc as of December 31, 2009, were audited by other auditors whose report dated April 5, 2010, on those statements included an explanatory paragraph describing conditions that raised substantial doubt about the Company’s ability to continue as a going concern.

We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kraig Biocraft Laboratories, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered significant losses and will require additional capital to develop its business until the Company either (1) achieves a level of revenues adequate to generate sufficient cash flows from operations; or (2) obtains additional financing necessary to support its working capital requirements.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PS STEPHENSON & CO, P.C.

Wharton, Texas
April 13, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Kraig Biocraft Laboratories, Inc.

We have audited the accompanying balance sheet of Kraig Biocraft Laboratories, Inc., (a  development stage company), as of December 31, 2009 (restated) and the related statement of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2009 (restated) and the period April 25, 2006 (Inception) to December 31, 2009 (restated).  The financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Kraig Biocraft Laboratories, Inc. as of December 31, 2009 (restated) and the results of its operations and its cash flows for the year ended December 31, 2009 (restated) and the period April 25, 2006 (Inception) to December 31, 2009 (restated) in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the financial statements. The Company is in the development stage with a working capital deficit of $3,147,377, stockholder’s deficit of $3,174,777 and used $650,325 of cash in operations from inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2, the financial statements for the year ended December 31, 2009 have been restated.

WEBB & COMPANY, P.A.
Certified Public Accountants

Boynton Beach, Florida
April 5, 2010 except for Note 2, to which the date is May 26, 2010

Kraig Biocraft Laboratories, Inc.
(A Development Stage Company)
Balance Sheets

ASSETS

	December 31, 2010	December 31, 2009
		(Restated)
Current Assets
Cash	$92,240	$24,570
Prepaid Expenses	-	3,124
Total Current Assets	92,240	27,694

Property and Equipment, net	26,287	-

Total Assets	$118,527	$27,694

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Accounts payable	$238,929	$111,871
Royalty agreement payable - related party	67,000	85,000
Accrued expenses - related party	410,955	631,576
Derivative liability	-	124,345
Derivative liability - Related Party	-	2,222,279
Total Current Liabilities	716,884	3,175,071

Long Term Liabilities
Convertible note payable - net of debt discount	5,000	27,400
Loan payable	15,828	-

Total Liabilities	737,712	3,202,471

Commitments and Contingencies

Stockholders' Deficit
Preferred stock, no par value; unlimited shares authorized,
none issued and outstanding	-	-
Common stock Class A, no par value; unlimited shares authorized,
553,518,903 and 502,495,500 shares issued and outstanding, respectively	1,834,082	821,050
Common stock Class B, no par value; unlimited shares authorized,
no shares issued and outstanding	-	-
Common Stock Issuable, 1,122,311 and 11,122,311 shares, respectively	22,000	222,000
Additional paid-in capital	3,490,175	42,060
Deferred Compensation	(26,000)	(103,333)
Deficit accumulated during the development stage	(5,939,442)	(4,156,554)
	.
Total Stockholders' Deficit	(619,185)	(3,174,777)

Total Liabilities and Stockholders' Deficit	$118,527	$27,694

See accompanying notes to financial statements.

Kraig Biocraft Laboratories, Inc.
(A Development Stage Company)
Statements of Operations

	For the Twelve Months Ended		For the Period from April 25, 2006
	December 31,	December 31,	(Inception) to
	2010	2009	December 31, 2010
		(Restated)
Revenue	$-	$-	$-

Operating Expenses
General and Administrative	591,020	64264	773,267
Public Relations	115,443	99,727	219,890
Amortization of Debt Discount	92,600	-	120,000
Professional Fees	112,501	43,179	236,505
Officer's Salary	233,558	220,338	1,126,394
Contract Settlement	-	-	107,143
Research and Development	141,310	69,799	586,118
Total Operating Expenses	1,286,432	497,307	3,169,317

Loss from Operations	(1,286,432)	(497,307)	(3,169,317)

Other Income/(Expenses)
Other income	-	-	2,781
Amortization of Debt Discount	-	(27,400)	-
Change in fair value of embedded derivative liability	(563,563)	(4,343)	(2,790,185)
Change in fair value of embedded derivative liability-related party	119,485	(861,227)	119,485
Interest expense	(52,378)	(41,814)	(102,206)
Total Other Income/(Expenses)	(496,456)	(934,784)	(2,770,125)

Net (Income) Loss before Provision for Income Taxes	(1,782,888)	(1,432,091)	(5,939,442)

Provision for Income Taxes	-	-	-

Net Income (Loss)	$(1,782,888)	$(1,432,091)	$(5,939,442)

Net Income (Loss) Per Share - Basic and Diluted	$(0.00)	$(0.00)

Weighted average number of shares outstanding
during the period - Basic and Diluted	401,590,077	504,115,849

See accompanying notes to financial statements.

Kraig Biocraft Laboratories, Inc.
(A Development Stage Company)
Statement of Changes in Stockholders Deficit
Condensed For the period from April 25, 2006 (inception) to December 31, 2010

							Common Stock - Class A Shares To be issued				Deficit Accumulated during Development Stage
	Preferred Stock		Common Stock - Class A		Common Stock - Class B					Deferred Compensation
	Shares	Par	Shares	Par	Shares	Par	Shares	Par	APIC			Total

Balance, April 25, 2006	-	$-	-	$-	-	$-	-	$-	$-	-	$-	$-

Stock issued to founder	-	-	332,292,000	180	-	-	-	-	-	-	-	180

Stock issued for services ($.01/share)	-	-	17,500,000	140,000	-	-	-	-	-	-	-	140,000

Stock issued for services ($.01/share)	-	-	700,000	5,600	-	-	-	-	-	-	-	5,600

Stock contributed by shareholder	-	-	(11,666,500)	-	-	-	-	-	-	-	-	-

Stock issued for cash ($.05/share)	-	-	4,000	200	-	-	-	-	-	-	-	200

Stock issued for cash ($.05/share)	-	-	4,000	200	-	-	-	-	-	-	-	200

Fair value of warrants issued	-	-	-	-	-	-	-	-	126,435	-	-	126,435

Net Loss	-	-	-	-	-	-	-	-	-	-	(530,321)	(530,321)

Balance, December 31, 2006	-	-	338,833,500	146,180	-	-	-	-	126,435	-	(530,321)	(257,706)

Stock issued for cash ($.01/share)	-	-	1,750,000	15,000	-	-	-	-	-	-	-	15,000

Stock issued for cash ($.01/share)	-	-	12,000,000	103,000	-	-	-	-	-	-	-	103,000

Stock issued for cash ($.0003/share)	-	-	9,000,000	3,000	-	-	-	-	-	-	-	3,000

Stock issued for cash ($.01/share)	-	-	1,875,000	15,000	-	-	-	-	-	-	-	15,000

Stock issued for cash ($.01/share)	-	-	1,875,000	15,000	-	-	-	-	-	-	-	15,000
												-
Stock issued for services ($.01/share)	-	-	2,000,000	16,000	-	-	-	-	-	-	-	16,000

Stock issued for cash ($.01/share)	-	-	13,125,000	105,000	-	-	-	-	-	-	-	105,000

Stock issued for cash ($.003/share)	-	-	80,495,000	241,485	-	-	-	-	-	-	-	241,485

Stock issued for cash ($.003/share)	-	-	200,000	600	-	-	-	-	-	-	-	600

Stock issued for cash ($.003/share)	-	-	8,300,000	24,900	-	-	-	-	-	-	-	24,900

Stock issued for cash ($.003/share)	-	-	25,000	75	-	-	-	-	-	-	-	75

Stock issued for cash ($.003/share)	-	-	120,000	360	-	-	-	-	-	-	-	360

Stock issued for cash ($.003/share)	-	-	1,025,000	3,075		-		-	-	-	-	3,075

Stock issued in connection to cash offering	-	-	28,125,000	84,375	-	-	-	-	(84,375)	-	-	-

Stock issued for services ($.01/share)	-	-	600,000	6,000	-	-	-	-	-	-	-	6,000

Net loss, for the year ended December 31, 2007	-	-	-	-	-	-	-	-	-	-	(472,986)	(472,986)

Balance, December 31, 2007	-	-	499,348,500	779,050	-	-	-	-	42,060	-	(1,003,307)	(182,197)

Stock issuable for services ($.01/share)	-	-	-	-	-	-	400,000	4,000	-	-	-	4,000

Net loss, for the year ended December 31, 2008	-	-	-	-	-	-	-	-	-	-	(1,721,156)	(1,721,156)

Balance, December 31, 2008	-	-	499,348,500	779,050	-	-	400,000	4,000	42,060	-	(2,724,463)	(1,899,353)

Stock issued for cash ($.01/share)	-	-	2,500,000	25,000	-	-	-	-	-	-	-	25,000

Stock issued for cash ($.008/share)	-	-	366,599	3,000	-	-	-	-	-	-	-	3,000

Stock issued for services	-	-	280,000	14,000	-	-	722,311	18,000	-	-	-	32,000

Stock issued for services	-	-	-	-	-	-	10,000,000	200,000	-	(103,333)	-	96,667

Net loss for the year ended December 31, 2009	-	-	-	-	-	-	-	-	-	-	(1,432,091)	(1,432,091)

Balance, December 31, 2009	-	-	502,495,099	821,050	-	-	11,122,311	222,000	42,060	(103,333)	(4,156,554)	(3,174,777)

Stock issued for services ($.01/share)	-	-	540,000	5,400	-	-	-	-	-	(5,000)	-	400

Stock issued for services ($.02/share)	-	-	17,885,915	334,000	-	-	-	-	-	-	-	334,000

Stock issued for services ($.08/share)	-	-	387,500	31,000	-	-	-	-	-	-	-	31,000

Stock issued for services ($.15/share)	-	-	200,000	30,000	-	-	-	-	-	-	-	30,000

Stock issued for services ($.05/share)	-	-	280,000	14,000	-	-	-	-	-	-	-	14,000

Warrants issued for services	-	-	-	-	-	-	-	-	168,000	(168,000)	-	-

Stock issued in connection with convertible note conversion	-	-	5,694,451	100,000	-	-	-	-	-	-	-	100,000

Stock issued in connection with convertible note conversion	-	-	854,169	15,000	-	-	-	-	-	-	-	15,000

Stock issued for cash ($.02/share)	-	-	10,000,000	200,000	-	-	(10,000,000)	(200,000)	-	-	-	-

Stock issued for cash ($.01/share)	-	-	4,000,000	28,632	-	-	-	-	-	-	-	28,632

Stock issued for cash ($.02/share)	-	-	3,667,316	70,000	-	-	-	-	-	-	-	70,000

Stock issued for cash ($.08/share)	-	-	1,179,245	100,000	-	-	-	-	-	-	-	100,000

Stock issued for cash ($.06/share)	-	-	1,157,407	75,000	-	-	-	-	-	-	-	75,000

Exercise of 6,000,000 warrants in exchange for stock	-	-	5,177,801	10,000	-	-	-	-	677,908	-	-	687,908

Deferred compensation realized	-	-	-	-	-	-	-	-	-	250,333	-	250,333

Forgiveness of accrued payable to related party	-	-	-	-	-	-	-	-	499,412			499,412

Forgiveness of derivative liability to related party	-	-	-	-	-	-	-	-	2,102,795			2,102,795

Net loss for the year ended December 31, 2010	-	-	-	-	-	-	-	-	-	-	(1,782,888)	(1,782,888)

Balance, December 31, 2010	-	-	553,518,903	$1,834,082	-	-	1,122,311	$22,000	$3,490,175	$(26,000)	$(5,939,442)	$(619,185)

See accompanying notes to financial statements.

Kraig Biocraft Laboratories, Inc.
(A Development Stage Company)
Condensed Statements of Cash Flows
(Unaudited)

	For the Years Ended December 31,		For the Period from April 25, 2006 (Inception) to
	2010	2009	December 31, 2010
		(Restated)
Cash Flows From Operating Activities:
Net Loss	$(1,782,888)	$(1,432,091)	$(5,939,442)
Adjustments to reconcile net loss to net cash used in operations
Depreciation expense	453	-	453
Stock issuable for services	-	18,000	22,000
Change in Fair Value of Derivative Liability	444,079	865,570	2,790,703
Stock issued for services	414,000	14,000	596,180
Amortization of debt discount	92,600	27,400	-
Warrants issued to employees	168,000	-	126,435
Warrants issued to consultants	-	-	168,000
Deferred compensation realized	77,334	96,667	174,000
Changes in operating assets and liabilities:
(Increase)Decrease in prepaid expenses	3,124	(1)	-
(Increase)Decrease in other receivables	-	-	-
Increase in accrued expenses and other payables - related party	280,565	271,618	845,142
(Decrease) Increase in royalty agreement payable - related party	-	(35,000)	67,000
Increase in accounts payable	107,283	40,870	304,154
Net Cash Used In Operating Activities	(195,450)	(132,967)	(845,375)

Cash Flows From Investing Activities:
Purchase of Fixed Assets and Domain Name	(26,740)	-	(26,740)
Net Cash Used In Investing Activities	(26,740)	-	(26,740)

Cash Flows From Financing Activities:
Proceeds from Notes Payable - Stockholder	-	-	10,000
Repayments of Notes Payable - Stockholder	-	-	(10,000)
Proceeds from issuance of convertible note	-	120,000	120,000
Loan payable	15,828	-	15,828
Proceeds from issuance of common stock	274,032	28,000	828,527
Net Cash Provided by Financing Activities	289,860	148,000	964,355

Net Increase (Decrease) in Cash	67,670	15,033	92,240

Cash at Beginning of Period	24,570	9,537	-

Cash at End of Period	$92,240	$24,570	$92,240

Supplemental disclosure of cash flow information:

Cash paid for interest	$-	$-	$-
Cash paid for taxes	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Shares issued in connection with convertible note payable	$115,000	$-	$115,000
Beneficial conversion feature on convertible notes and related debt discount	$120,000	$-	$120,000

See accompanying notes to financial statements.

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

NOTE 1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A)  Organization

Kraig Biocraft Laboratories, Inc. (a development stage company) (the "Company") was incorporated under the laws of the State of Wyoming on April 25, 2006. The Company was organized to develop high strength, protein based fiber, using recombinant DNA technology, for commercial applications in the textile and specialty fiber industries.

Activities during the development stage include negotiating intellectual property agreements, raising capital and working collaboratively with university laboratories to develop new recombinant silk fibers.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period.  Actual results could differ from those estimates.

(C) Cash

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(D) Loss Per Share

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by FASB Accounting Standards Codification No. 260, “Earnings per Share.”  As of December 31, 2010 and 2009, 20,000,000 and 6,000,000 warrants were not included in the computation of income/ (loss) per share and 0 and 223,300,629 shares issuable upon conversion of notes payable were not included in the computation of income/(loss) per share because their inclusion is anti-dilutive.

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

(E) Research and Development Costs

The Company expenses all research and development costs as incurred for which there is no alternative future use. These costs also include the expensing of employee compensation and employee stock based compensation.

(F) Income Taxes

The Company accounts for income taxes under FASB Codification Topic 740-10-25 (“ASC 740-10-25”).  Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The net deferred tax liability in the accompanying balance sheets includes the following amounts of deferred tax assets and liabilities:

	2010	2009

Expected income tax recovery (expense) at the statutory rate of 34%	$(606,182)	$(949,669)
Tax effect of expenses that are not deductible for income tax purposes (net of other amounts deductible for tax purposes)	(150,525)	757,065
Change in valuation allowance	756,707	192,604

Provision for income taxes	$-	$-

The components of deferred income taxes are as follows:

	Years Ended December,
	2010	2009

Deferred tax liability:	$-	$-
Deferred tax asset
Net Operating Loss Carryforward	1,368,917	612,210
Valuation allowance	(1,368,917)	(612,210)
Net deferred tax asset	-	-
Net deferred tax liability	$-	$-

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized. This is necessary due to the Company’s continued operating losses and the uncertainty of the Company’s ability to utilize all of the net operating loss carryforwards before they will expire through the year 2030.

The net change in the valuation allowance for the year ended December 31, 2010 and 2009 was an increase of $756,707 and $192,604, respectively

 (G) Derivative Financial Instruments

Fair value accounting requires bifurcation of embedded derivative instruments such as conversion features in convertible debt or equity instruments, and measurement of their fair value for accounting purposes. In determining the appropriate fair value, the Company uses the Black-Scholes option-pricing model. In assessing the convertible debt instruments, management determines if the convertible debt host instrument is conventional convertible debt and further if there is a beneficial conversion feature requiring measurement. If the instrument is not considered conventional convertible debt, the Company will continue its evaluation process of these instruments as derivative financial instruments.

Once determined, derivative liabilities are adjusted to reflect fair value at each reporting period end, with any increase or decrease in the fair value being recorded in results of operations as an adjustment to fair value of derivatives. In addition, the fair value of freestanding derivative instruments such as warrants, are also valued using the Black-Scholes option-pricing model.

(H) Stock-Based Compensation

In December 2004, the FASB issued FASB Accounting Standards Codification No. 718, Compensation – Stock Compensation.  Under FASB Accounting Standards Codification No. 718, companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans.  As such, compensation cost is measured on the date of grant at their fair value.  Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant.  The Company applies this statement prospectively.

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

Equity instruments (“instruments”) issued to other than employees are recorded on the basis of the fair value of the instruments, as required by FASB Accounting Standards Codification No. 718.  FASB Accounting Standards Codification No. 505, Equity Based Payments to Non-Employees defines the measurement date and recognition period for such instruments.  In general, the measurement date is when either a (a) performance commitment, as defined, is reached or (b) the earlier of (i) the non-employee performance is complete or (ii) the instruments are vested. The measured value related to the instruments is recognized over a period based on the facts and circumstances of each particular grant as defined in the FASB Accounting Standards Codification.

(I) Business Segments

The Company operates in one segment and therefore segment information is not presented.

(J) Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standard Update (“ASU”) No. 2009-13, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit and modifies the manner in which the transaction consideration is allocated across the separately identified deliverables. The ASU significantly expands the disclosure requirements for multiple-deliverable revenue arrangements. The ASU will be effective for the first annual reporting period beginning on or after June 15, 2010, and may be applied retrospectively for all periods presented or prospectively to arrangements entered into or materially modified after the adoption date. Early adoption is permitted, provided that the guidance is retroactively applied to the beginning of the year of adoption. The Company does not expect the adoption of ASU No. 2009-13 to have any effect on its financial statements upon its required adoption on January 1, 2011.

(K) Reclassification

The 2009 financial statements have been reclassified to conform to the 2010 presentation.

(L) Equipment

The Company values property and equipment at cost and depreciates these assets using the straight-line method over their expected useful life. The Company uses a five year life for automobiles.

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

In accordance with FASB Accounting Standards Codification No. 360, Property, Plant and Equipment, the Company carries long-lived assets at the lower of the carrying amount or fair value. Impairment is evaluated by estimating future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flow is less than the carrying amount of the assets, an impairment loss is recognized. Fair value, for purposes of calculating impairment, is measured based on estimated future cash flows, discounted at a market rate of interest.

There were no impairment losses recorded during the year ended December 31, 2010 and 2009, respectively.

NOTE 2     RESTATEMENT

On May 20, 2010, the Company determined that it had not properly accounted for a derivative liability as required by FASB Accounting Standards Codification No. 480, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  As a result of these adjustments, the Company was required to restate its financial statements and amend its 10K for the period ended December 31, 2009 with an increase in fair value of embedded derivative liabilities of $1,361,052 and a decrease in net income/(loss) of $1,361,052.

	For the Year			For the Period from April 25, 2006 (Inception)
	Ended December 31, 2009			to December 31, 2009
	As Previously Reported	Adjustments	As Restated	As Previously Reported	Adjustments	As Restated

Change in fair value of embedded derivative liability - related party	$(2,226,622)	$1,365,395	$(861,227)	$(2,226,622)	$4,343	$(2,222,279)

Change in fair value of embedded derivative liability	$-	$(4,343)	$(4,343)	$-	$(4,343)	$(4,343)

Net Income/(Loss) before Income Taxes	$(2,793,143)	$1,361,052	$(1,432,091)	$(4,156,554)	$-	$(4,156,554)

Provision for Income Taxes	$-	$-	$-	$-	$-	$-

Net Income/(Loss)	$(2,793,143)	$1,361,052	$(1,432,091)	$(4,156,554)	$-	$(4,156,554)

Net Income/(Loss) Per Share - Basic and Diluted	$(0.01)	$0.01	$-

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

NOTE 3     GOING CONCERN

As reflected in the accompanying financial statements, the Company is in the development stage, has a working capital deficiency of $624,644 and stockholders’ deficiency of $619,185 and used $845,375 of cash in operations from inception.  This raises substantial doubt about its ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan.  The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

NOTE 4     EQUIPMENT

At December 31, 2010 and December 31, 2009 equipment is as follows:

	As of December 31, 2010	As of December 31, 2009

Automobile	$25,828	$-
Office Equipment	912	-
Less Accumulated Depreciation	(453)	(-)

Total Property and Equipment	$26,287	$-

Depreciation and amortization expense for the year ended December 31, 2010 and 2009 was $453, and $0 respectively.

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

Estimated future amortization and depreciation of intangible and tangible assets is as follows:

Year	Amount

2011	5,348
2012	5,348
2013	5,348
2014	5,348
2015	4,895
$26,287

NOTE 5     CONVERTIBLE DEBT, DEBT DISCOUNT AND FAIR VALUE MEASUREMENT OF DERIVATIVE FINANCIAL INSTRUMENTS

On July 17, 2009, the Company entered into an agreement with an investor group where the Company will issue up to $120,000 in convertible units.  The debentures will be in the face amount of $10,000 each, mature on December 31, 2010, bear interest at the rate of 5% simple interest per annum, payable at maturity or convertible with the principal, and the principal and interest shall be convertible at the option of the holder at a fixed price of $0.018 per share.  Each debenture shall have a warrant attached exercisable for the purchase of 500,000 shares of common stock.  The warrants shall expire on December 31, 2011, have a cashless exercise provision, and be exercisable at a fixed price of $0.02.  The agreement also requires the investment group to purchase up to $1,000,000 of common stock monthly at the lesser of $75,000 or 200% of the average daily volume multiplied by the average of the daily closing prices for the ten days immediately preceding the exercise date.  Each investment by the investment group is priced at the lowest closing “bid” price of the common stock during the five days immediately before the investment.  The term of the funding shall be the earlier of (a) the drawing down of the entire $1,000,000 or (b) 24 months after the Effective Date, July 17, 2011.  In addition, the Company is required to file and maintain an effective registration statement covering the convertible units, cannot issue more than 5% of its common stock outstanding without the investor group’s consent and must maintain a contractual relationship with a public relations firm, which is related to the investor group (see Note 5(D)). The Company has issued $120,000 of convertible debt to date.   On July 21, 2010, the issuance of 1,799,434 shares was approved by the board of directors in exchange for the $15,000 specified in the put notice (See Note 8).

The $120,000 convertible debt instrument was determined to have a separate derivative liability instrument requiring bifurcation and the computation of fair value. The conversion price per share equals to the lower of the conversion price and the average closing bid price of the common stock during the 20 trading days prior to and including the date on which the conversion notice is delivered to the holder, however, the mandatory Conversion price shall not be less than $0.005. The Company calculated the estimated fair values of the liabilities for warrant derivative instruments and embedded conversion option derivative instruments with the Black-Scholes option pricing model using the share prices of the Company’s stock on the dates of valuation and using the following ranges for volatility, expected term and the risk free interest rate at each respective valuation date, no dividend has been assumed for any of the periods:

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

Table 1	Black Scholes Inputs for the Convertible Debt and Derivative Financial Instruments
Warrants
	As of December 31, 2009	As of December 31 , 2010
Expected Volatility	448.62%	207.78%
Expected Term	2 years	0.24 years
Expected Dividends	0%	0%
Risk Free Interest Rate	1.45%	0.26%

	As of December 31, 2009	As of December 31, 2010
Embedded Conversion Options
Volatility	448.66%	207.78%
Expected Term	1 year	0.24 years
Expected Dividends	0%	0%
Risk Free Interest Rate	1.45%	0.26%

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

The Company calculated the fair values of the liabilities for embedded conversion option derivative instruments with the Black-Scholes option pricing model using the closing price of the Company’s common stock, and the ranges for volatility, expected term and risk free interest indicated in Table 1 above. The fair value of the embedded conversion options at the commitment date was $251,919.  Of the total, $120,000 was assigned to debt discount and $131,919 was recorded as a derivative expense.

On February 11, 2010 the Company authorized the issuance of 5,694,451 shares of Common Stock for the exercise price of $0.02/share in exchange for $100,000 in convertible note payable and on April 6, 2010 the Company authorized the issuance of 854,169 shares of Common Stock for the exercise price of $0.02/share in exchange for $15,000 in convertible note payable.

At December 31, 2010, pursuant to the agreement, all outstanding principal and accrued interest on the convertible debt was due, and the conversion rights of the holder terminated.  Accordingly, at December 31, 2010, the Company determined that no derivative liability existed in connection to the outstanding debt of $5,000 at December 31, 2010.  In addition, on October 4, 2010, the Company issued 5,177,801 shares in connection with the cashless exercise of the 6,000,000 warrants.

During the years ended December 31, 2010 and 2009, the Company recorded changes in the fair value of derivative instruments of $563,563 and $4,363, respectively, as other expense.

The following table summarizes convertible note payable outstanding as of December 31, 2010:

Conventional Debt
Conventional debt	$120,000
Less: debt conversion	$115,000
Less: debt discount	$0
Conventional debt, net of debt discount	$5,000

At December 31, 2010, the Company recorded interest expense and related accrued interest payable of $2,466.  The Company also recorded $92,600 for the amortization of debt discount in interest expense on the statement of operations.  The debt discount is being amortized over the life of the convertible debt.

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

NOTE 6     LOAN PAYABLE

On December 8, 2010 the Company entered into a five year loan agreement with the principal loan amount of $15,828.24. The loan carries an interest rate of 6.94%.

Scheduled maturities of long-term obligations

Year ending December 31:
2011	$3,556
2012	3,811
2013	4,084
2014	4,377

$15,828

NOTE 7     STOCKHOLDERS’ DEFICIT

(A) Common Stock Issued for Cash

On April 28, 2006, the Company issued 8,000 shares of common stock for cash of $400 ($0.05 per share).

On January 8, 2007 the Company issued 1,750,000 shares of common stock for $15,000 ($0.01/share).  This agreement was subsequently terminated effective May 23, 2007.

 On January 22, 2007 the Company issued 12,000,000 shares of common stock for $103,000 ($0.01/share).   In addition, 9,000,000 shares were issued for $3,000 ($0.0003/share).

On April 4, 2007, the Company issued 1,875,000 shares of common stock for cash of $15,000 ($0.01 per share).

On April 20, 2007, the Company issued 1,875,000 shares of common stock for cash of $15,000 ($0.01 per share).

On May 18, 2007, the Company issued 13,125,000 shares of common stock for cash of $105,000 ($0.01 per share).

On August 28, 2007 the Company entered into a stock purchase agreement to issue 80,495,000 shares common stock in the amount of $241,485 ($0.003/share).

On August 29, 2007 the Company entered into a stock purchase agreement to issue 200,000 shares common stock in the amount of $600 ($0.003/share).

On August 29, 2007 the Company entered into a stock purchase agreement to issue 8,300,000 shares common stock in the amount of $24,900 ($0.003/share).

On September 1, 2007 the Company entered into a stock purchase agreement to issue 25,000 shares common stock in the amount of $75 ($0.003/share).

On September 5, 2007 the Company entered into a stock purchase agreement to issue 120,000 shares common stock in the amount of $360 ($0.003/share).

On September 12, 2007 the Company entered into a stock purchase agreement to issue 1,025,000 shares common stock in the amount of $3,075 ($0.003/share).

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

In accordance with the May 2007 stock purchase agreement which contains an anti-dilution clause which requires the Company to issue additional common shares under the stock purchase agreement for any subsequent issuance at a price below $.08 per share for a period of 12 months, the Company has issued 28,125,000 additional shares through May 2008 as a result of the subsequent stock issuances at $0.003/share.

On April 24, 2009 the Company issued 2,000,000 shares of common stock for $20,000 ($0.01/share).

On May 22, 2009, the Company issued 500,000 shares of common stock for $5,000 ($0.01/share).

On September 30, 2009, the Company issued 366,599 shares of common stock for $3,000 ($0.01/share).

On May 18, 2010, the Company issued 4,000,000 shares of common stock for cash of $21,642 and in exchange of $6,990 in note payables ($0.007158 per share).

On July 21, 2010, the Company issued 1,875,000 shares of common stock for $15,000 ($0.008/share).

On September 10, 2010, the Company issued 1,351,351 shares of common stock for $20,000 ($0.0148/share).

On September 22, 2010, the Company issued 1,286,765 shares of common stock for $35,000 ($0.0272/share).

On October 15, 2010, the Company issued 1,179,245 shares of common stock for $100,000 ($0.084/share).

On December 7, 2010, the Company issued 1,157,407 shares of common stock for $75,000 ($0.065/share).

(B) Common Stock Issued for Intellectual Property

On April 26, 2006, the Company issued 332,292,000 shares of common stock to its founder having a fair value of $180 ($0.000001/share) in exchange for intellectual property.  The fair value of the patent was determined based upon the historical cost of the intellectual property contributed by the founder.

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

(C) Common Stock Issued for Services

On May 8, 2006, the Company entered into a license agreement for research and development. Pursuant to the terms of the agreement, the Company issued 17,500,000 shares of common stock upon execution of the agreement. The Company also received a five-year call option from the license holder to repurchase 7,000,000 common shares at an exercise price of $150,000 or $.02 per share. The option gives the Company the right, but not the obligation to repurchase the shares of common stock.  The call option expires May 4, 2011. As of December 31, 2010 the value of the stock was $.14 per share.  The Company does not have the obligation to repurchase the shares.

On July 1, 2006 the Company entered into a five year consulting agreement for research and development. Pursuant to the terms of the agreement, the Company paid 700,000 shares of common stock upon execution.  These shares had a fair value of $5,600 ($0.01/share) based upon the recent cash offering price.  Additionally, 2,000,000 shares of common stock were issued on May 18, 2007 with a fair value of $16,000 ($0.01/share).   As of December 31, 2008, the Company issued 600,000 shares of common stock for consulting services rendered with a fair value of $6,000 ($0.01/share).  On January 15, 2008 the Company authorized the issuance of 400,000 shares of common stock for consulting services rendered with a fair value of $4,000 ($0.01/share).

On July 1, 2009, the issuance of 280,000 shares was approved by the board of directors as repayment for services previously provided to the Company by a consultant having a fair value of $14,000 ($0.05/share) in accordance with a consulting agreement (See Note 7(C)).

On July 1, 2009, the issuance of 482,825 shares was approved by the board of directors as partial payment for services previously provided to the Company by a consultant in accordance with a consulting agreement.  The total amount of issuable shares for the consultant is 1,122,311 shares, which includes 400,000 issuable shares previously approved by the board of directors and 239,486 shares were approved to be issued on November 19, 2009 for a fair value of $18,000 (See Note 7(C)).

On August 3, 2009, the Company entered into an agreement with a consultant to provide investor relations services.  On October 5, 2009 the Company issued 10,000,000 shares with a fair value of $200,000 ($0.02/share) to a consultant for investor relations to be provided over a term of 180 days.  The Company started receiving services beginning October 5, 2009.  As of June 30, 2010 $200,000 was recorded as an (See Note 7(D)).

On January 15, 2010 the Company issued 500,000 shares with a fair value of $5,000 ($0.01/share) to a consultant for investor relations to be provided over a term of 12 months once certain conditions are met.  As of June 30, 2010, $5,000 was recognized as deferred compensation (See Note 7).

On May 21, 2010 the Company issued 40,000 shares with a fair value of $400 ($0.01/share) to a consultant for research and development services (See Note 7(C)).

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

On July 30, 2010 the Company issued 2,400,000 shares with a fair value of $30,000 ($0.0125/share) to a consultant for legal services incurred in behalf of the Company.

On August 26, 2010 the Company issued 280,000 shares with a fair value of $14,000 ($0.05/share) to a consultant for research and development services provided in the past.

On August 26, 2010 the Company issued 985,915 shares with a fair value of $14,000 ($0.0142/share) to a consultant for research and development services provided in the past (See Note 7 (C)).

On August 26, 2010 the Company issued 4,500,000 shares with a fair value of $90,000 ($0.02/share) to a consultant for research and development services (See Note 7 (C)).

On August 26, 2010 the Company issued 10,000,000 shares with a fair value of $200,000 ($0.02/share) to a consultant for research and development services (See Note 7 (C)).

On September 16, 2010, the Company entered into an agreement with a consultant to provide technical support.  On September 16, 2010 the Company issued 100,000 shares, as a sign on bonus, with a fair value of $15,000 ($0.15/share) to the consultant for technical support to be provided over the next 3 years. In addition, the consultant shall receive 30,000 shares for three years commencing on or about September 10 of each of the next three years (See Note 7(C)).

On September 16, 2010, the Company entered into an agreement with a consultant to provide technical support.  On September 16, 2010 the Company issued 100,000 shares, as a sign on bonus, with a fair value of $15,000 ($0.15/share) to the consultant for technical support to be provided over the next 3 years. In addition, the consultant shall receive 30,000 shares for three years commencing on or about September 10 of each of the next three years (See Note 7(C)).

On September 23, 2010 the Company issued 387,500 shares with a fair value of $31,000 ($0.08/share) to a consultant for legal services incurred on behalf of the Company.

(D) Cancellation and Retirement of Common Stock

On December 29, 2006, the Company’s founder returned 11,666,500 shares of common stock to the Company.  These shares were cancelled and retired.  Accordingly, the net effect on equity is $0.

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

(E) Common Stock Warrants

During 2006, the Company issued 4,200,000 warrants to an officer under his employment agreement.   The Company recognized an expense of $126,435 for the period from inception to December 31, 2006.  The Company recorded the fair value of the warrants  based on the fair value of each warrant grant estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2006, dividend yield of zero, expected volatility of 183%; risk-free interest rates of 4.98%, expected life of one year. The warrants vested immediately.   The options expire between 5 and 9 years from the date of issuance and have an exercise price of between $.21 and $.40 per share. During November 2006, the Company and the officer entered into an amendment to the employment agreement whereby all the warrants were retired.

On July 29, 2010, the Company issued a warrant for 20,000,000 common shares in connection to a consulting agreement. The warrant was value at $200,000, the fair value of the services to be provided pursuant to the agreement. The warrant has a term of 2 years.

The following table summarizes information about warrants for the Company as of December 31, 2010 and December 31, 2009.

2010 Warrants Outstanding				Options Exercisable
Range of Exercise Price	Number Outstanding at December 31, 2010	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2010	Weighted Average Exercise Price
$0.00	20,000,000	1.83	0.00	20,000,000	0.00

2009 Warrants Outstanding				Options Exercisable
Range of Exercise Price	Number Outstanding at December 31, 2009	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2009	Weighted Average Exercise Price
$0.02	6,000,000	2.25	$0.02	6,000,000	$0.02

On October 4, 2010, the Company issued 5,177,801 shares in connection with the cashless exercise of the 6,000,000 warrants.

(F)  Amendment to Articles of Incorporation

On February 16, 2009, the Company amended its articles of incorporation to amend the number and class of shares the Company is authorized to issue as follows:

•	Common stock Class A, unlimited number of shares authorized, no par value

•	Common stock Class B, unlimited number of shares authorized, no par value

•	Preferred stock, unlimited number of shares authorized, no par value

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

(G) Stock Split Effected in the Form of a Stock Dividend

On March 23, 2009, the Company's Board of Directors declared a nine-for-one stock split to be effected in the form of a dividend.  The stock dividend was distributed to shareholders of record as of April 27, 2009.  A total of 449,773,650 shares of common stock were issued.  All basic and diluted loss per share and average shares outstanding information has been adjusted to reflect the aforementioned stock dividend.

NOTE 8     COMMITMENTS AND CONTINGENCIES

(A)Employment Agreement

On March 18, 2010, the Company entered into an addendum to the employment agreement whereby the Company will reimburse the employee and his family for up to $20,000 of out of pocket medical and dental care costs, including prescription costs or co-pays.

On September 30, 2010, the Company entered into an addendum to the employment agreement whereby all but $250,000 of unpaid back salary will be forgiven by the principal stockholder.  The addendum also eliminated the various milestone achievement awards from the prior employment agreements.  In addition, the addendum reduced the interest rate to 3% per year.  Further, the conversion rights for unpaid back salary where amended whereby the principal shareholder has the option to convert any accrued salary into Class “A” Common stock by dividing the dollar value of the debt to be converted to stock by the closing price of the stock on the date that the conversion notice is received by the Company.  This amendment effectively eliminated any beneficial conversion features related to accrued salary of September 30, 2010.  In exchange the Company will issue 10,000,000 preferred shares to the principal stockholder no later then September 30, 2011.  Such preferred shares shall not be entitled to dividends but shall have super voting rights equivalent to 100 common shares per preferred share.

(B)License Agreement

On May 8, 2006, the Company entered into a license agreement.  Pursuant to the terms of the agreement, the Company paid a non-refundable license fee of $10,000. The Company will pay a license maintenance fee of $10,000 on the one year anniversary of this agreement and each year thereafter.  The Company will pay an annual research fee of $13,700 with first payment due January 2007, then on each subsequent anniversary of the effective date commencing May 4, 2007.  Pursuant to the terms of the agreement the Company may be required to pay additional fees aggregating up to a maximum of $10,000 a year for patent maintenance and prosecution relating to the licensed intellectual property.

(C)Royalty and Research Agreements

On September 16, 2010, the Company entered into an agreement with a consultant for research and development.  On September 16, 2010 the Company issued 100,000 shares as a sign on bonus with a fair value of $15,000 ($0.15/share) to the consultant for technical support to be provided over the next 3 years. In addition, the consultant shall receive 30,000 shares for three years commencing on or about September 10 of each of the next three years (See Note 6(C)).

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

On September 16, 2010, the Company entered into an agreement with a consultant for research and development.  On September 16, 2010 the Company issued 100,000 shares as a sign on bonus with a fair value of $15,000 ($0.15/share) to the consultant for technical support to be provided over the next 3 years. In addition, the consultant shall receive 30,000 shares for three years commencing on or about September 10 of each of the next three years (See Note 6(C)).

On May 21, 2010 the Company entered into a three year consulting agreement for research and development.   Pursuant to the terms of the agreement, the Company is required to issue 40,000 shares upon the execution of the agreement and subsequently 10,000 shares per year during the three year term of the agreement.  The annual payment of 10,000 shares for the three years begins on Janaury15 of each of the next three years following the execution of this agreement.

On May 1, 2008 the Company entered into a five year consulting agreement for research and development. Pursuant to the terms of the agreement, the Company will be required to pay $1,000 per month, or at the Company’s option, the consulting fee may be paid in the form of Company common stock based upon the greater of $0.05 per share or the average of the closing price of the Company’s shares over the five days preceding such stock issuance.  As of June 30, 2009 the Company had accrued $14,000 of accounts payable for the services provided of which was paid in common stock on July 1, 2009 (See Note 6(C)).  For the year ended December 31, 2010 the Company issued 280,000 shares of common stock in exchange for $14,000 of accounts payable for the services performed.  As of December 31, 2010 and 2009, $1,000 and $6,000 was accrued for unpaid services provided during the year, respectively.

On December 26, 2006, the Company entered into an addendum to the intellectual property transfer agreement with an officer.  In consideration of the Company issuing either 200,000 preferred shares with the following preferences; no dividends and voting rights equal to 100 common shares per share of preferred stock or the payment of $120,000, the officer agreed to terminate the royalty payments due under the agreement and give title to the exclusive license for the non protective apparel use of the intellectual property to the Company.  On the date of the agreement, the Company did not have any preferred stock authorized with the required preferences.  In accordance with FASB Accounting Standards Codification No 480, Distinguishing Liabilities from Equity, the Company determined that the present value of the payment of $120,000 that was due on December 26, 2007, the one year anniversary of the addendum, should be recorded as an accrued expense until such time as the Company has the ability to assert that it has preferred shares authorized.  As of June 30, 2010, the Company has recorded $120,000 in accrued expenses- related party.  On December 21, 2007 the officer extended the due date to July 30, 2008.  On May 30, 2008 the officer extended the due date to December 31, 2008.  On October 10, 2008, the officer extended the due date to the earlier of (a) March 30, 2010 or (b) upon demand by the officer.  The due date was extended to March 31, 2011.  On September 8, 2009, a payment of $15,000 was paid to the officer. An additional payment of $10,000 was made on October 19, 2009 and December 1, 2009, respectfully.  Additionally, the accrued expenses are accruing 7% interest per year. On January 15, 2010 an additional payment of $10,000 was made.  During the quarter ending September 30, 2010 an additional payment of $8,000 was made. As of December 31, 2010, the outstanding balance is $67,000. At December 31, 2010, the Company recorded interest expense and related accrued interest payable of $14,181 (See Note 8).

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

On February 1, 2007 the Company entered into a consulting agreement for research and development for period of one year at a cost of $150,000.  In April 2008, this agreement was extended through March 31, 2009 on a cost reimbursement basis.  Reimbursements are to be made quarterly and are not to exceed $35,000.  On March 1, 2010 the Company entered into a one year consulting agreement for research and development. Pursuant to the terms of the agreement, the Company will be required to pay up to $150,000 in research and development fees on a cost reimbursement basis.   The agreement expires on February 28, 2011 (See Note 9).

On July 1, 2006 the Company entered into a five year consulting agreement for research and development. Pursuant to the terms of the agreement, the Company paid 700,000 shares of common stock upon execution.  These shares had a fair value of $5,600 ($0.01/share) based upon the recent cash offering price.  Additionally, 2,000,000 shares of common stock were issued on May 18, 2007 with a fair value of $16,000 ($0.01/share).   As of December 31, 2008, the Company issued 600,000 shares of common stock for consulting services rendered with a fair value of $6,000 ($0.01/share).  On January 15, 2008 the Company authorized the issuance of 400,000 shares of common stock for consulting services rendered with a fair value of $4,000 ($0.01/share).   On July 1, 2009, the issuance of 482,825 shares was approved by the board of directors as partial payment for services previously provided to the Company by a consultant in accordance with a consulting agreement.  The total amount of issuable shares for the consultant is 1,122,311 shares, which includes 400,000 issuable shares previously approved by the board of directors and 239,486 shares approved to be issued in November 2009. On August 26, 2010, the Company entered into an addendum to the employment agreement where the monthly fee to the consultant was increased to $10,000 per month starting on September 1, 2010.  On August 26, 2010 the Company issued 985,915 shares with a fair value of $14,000 ($0.0142/share) to a consultant for research and development services provided in the past In addition, On August 26, 2010 the Company issued 4,500,000 bonus shares with a fair value of $90,000 ($0.02/share) to a consultant for research and development services and 10,000,000 shares with a fair value of $200,000 ($0.02/share) to a consultant for research and development services (See Note 6(C) ).

(D)Consulting Agreement

On August 3, 2009, the Company entered into an agreement with a consultant to provide investor relations services.  On October 5, 2009 the Company issued 10,000,000 shares with a fair value of $200,000 ($0.02/share) to a consultant for investor relations to be provided over a term of 180 days.  The Company started receiving services beginning October 5, 2009.  As of December 31, 2010 $200,000 was recorded as a consulting expense (See Note6(C).

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

On January 15, 2010, the Company entered into an agreement with a consultant to provide investor relations services in exchange for 500,000 shares or $15,000.  On January 15, 2010 the Company issued 500,000 shares with a fair value of $5,000 ($0.01/share) to a consultant for investor relations to be provided over a term of 12 months (See Note 6(C)).

On July 29, 2010, the Company entered into an agreement with a consultant to provide investor relations services in exchange for a warrant for 20,000,000 common shares. The value of the services was $200,000, which approximated fair value.  The agreement will remain in effect until January 29, 2011(See Note 6(E)).

NOTE 9     RELATED PARTY TRANSACTIONS

On October 6, 2006 the Company received $10,000 from a principal stockholder. Pursuant to the terms of the loan, the advance bears interest at 12%, is unsecured and matured on May 1, 2007. At December 31, 2010, the Company recorded interest expense and related accrued interest payable of $776.   As of December 31, 2010, the loan principle was repaid in full.

On December 26, 2006, the Company entered into an addendum to the intellectual property transfer agreement with an officer.  In consideration of the Company issuing either 200,000 preferred shares with the following preferences; no dividends and voting rights equal to 100 common shares per share of preferred stock or the payment of $120,000, the officer agreed to terminate the royalty payments due under the agreement and give title to the exclusive license for the non protective apparel use of the intellectual property to the Company.  On the date of the agreement, the Company did not have any preferred stock authorized with the required preferences.  In accordance with In accordance with FASB Accounting Standards Codification No. 480, Distinguishing Liabilities from Equity, the Company determined that the present value of the payment of $120,000 that was due on December 26, 2007, the one year anniversary of the addendum, should be recorded as an accrued expense until such time as the Company has the ability to assert that it has preferred shares authorized.  As of June 30, 2010, the Company has recorded $120,000 in royalty agreement payable- related party.  On December 21, 2007 the officer extended the due date to July 30, 2008.  On May 30, 2008 the officer extended the due date to March 31, 2009.  On October 10, 2008, the officer extended the due date to the earlier of (a) March 30, 2010 or (b) upon demand by the officer. On March 30, 2010, the officer extended the due date to the earlier of (a) March 30, 2010 or (b) upon demand by the officer.  On September 8, 2009, a payment of $15,000 was paid to the officer. On October 19, 2009 and December 1, 2009, $10,000 was paid to the officer respectfully.  An additional payment of $10,000 was made on January 15, 2010.  During the quarter ending September 30, 2010 an additional payment of $8,000 was made. As of December 31, 2010, the outstanding balance is $67,000.  Additionally, the accrued expenses are accruing 7% interest per year.  At December 31, 2010, the Company recorded interest expense and related accrued interest payable of $14,181 (See Note 7(C).

KRAIG BIOCRAFT LABORATORIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

As of December 31, 2010, the Company owes $250,000 in accrued salary to principal stockholder.    On September, 30, 2010, the Company entered into an addendum to the employment agreement whereby all but $250,000 of unpaid back salary will be forgiven by the principal stockholder.  Also, the interest rate was reduced to 3% per year.  In exchange the Company will issue 10,000,000 preferred shares to the principal stockholder no later than September 30, 2011.  Such preferred shares shall not be entitled to dividends or distributions, but will have super voting rights equal to one hundred common shares per preferred share.  As of December 31, 2010, no accrued salary has been converted to Class “A” Common Stock (See Note 6(A)).

NOTE 10  SUBSEQUENT EVENTS

On March 22, 2011 the Company issued 2,083,333 shares of common stock for $100,000 ($0.048/share).

On April 8, 2011 the Company entered into a five year consulting agreement for research and development. Pursuant to the terms of the agreement, the Company has to issue within 10 days following the effective date $70,000 worth of stock and pay a license fee of $30,000.  The Company has a five year right to exercise the option for a commercial medical license or the commercial textile license.  The fee for the first license is a $289,000 and shares equivalent in value to $675,000.  The fee for a second commercial license is $75,000 and shares equivalent in value to $175,000.  All payments are non-refundable.

On April 1, 2011 the Company issued 1,000,000 shares with a fair value of $70,000 ($0.07/share) to a consultant for research and development services.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Caution Regarding Forward-Looking Information

Certain statements contained herein, including, without limitation, statements containing the words “believes”, “anticipates”, “expects” and words of similar import, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, among others, the following: international, national and local general economic and market conditions: demographic changes; the ability of the Company to sustain, manage or forecast its growth; the ability of the Company to successfully make and integrate acquisitions; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this and previous filings.

Given these uncertainties, readers of this prospectus and investors are cautioned not to place undue reliance on such forward-looking statements.

Recent Developments

On September 29, 2010 the Company jointly announced with the University of Notre Dame that it had succeeded in producing transgenic silkworms capable of spinning artificial spider silks. Approximately twenty different strains of transgenic silkworm were produced by incorporating spider silk DNA into the silkworm’s genome.  The resulting transgenic silkworms produce a new recombinant silk fiber which is a composite silk consisting of both spider silk proteins and endogenous silkworm proteins.

On April 8, 2011, the Company entered into a licensing agreement with Sigma-Aldrich.  That agreement enables the Company to use Sigma-Aldrich’s proprietary zinc finger technology for the development of new recombinant silk fibers.  The agreement also contains an option which Kraig can exercise for the commercialization rights on products it develops with this technology. Management believes that this technology will greatly accelerate the Company’s development of new products and significantly streamline the research and development process. Management also believes that the precise gene targeting and high efficiency of this zinc finger technology will allow the Company to build on the research success it announced in September 2010 by enabling the Company to concomitantly target the insertion of spider silk genes into the silkworm genome while removing endogenous silkworm silk genes. The Company expects that the resulting transgenic silkworm will be capable of spinning pure spider silk at commercially viable production levels.

The Company’s Collaborative research agreement with the University of Notre Dame expired on March 1, 2011.  The Company is in discussions with the University on renewing the agreement for anther twelve months.  Management anticipates that it will enter into a new research agreement with the University on substantially the same terms as the expired agreement.  Management is also considering however the potential to establish an independent laboratory either in conjunction with or as an alternative to University collaboration.

Plan of Operations

During the next twelve months, we expect to take the following steps in connection with the further development of our business and the implementation of our plan of operations:

»
We expect to spend approximately $35,000 per quarter through September 2012 on collaborative research and development of high strength polymers at the University of Notre Dame.  If our financing will allow, management will give strong consideration to accelerating the pace of spending on research and development within the University of Notre Dame’s laboratories.

»
We expect to spend approximately $13,700 on collaborative research and development of high strength polymers and spider silk protein at the University of Wyoming over the next twelve months. This level of research spending at the university is also a requirement of our licensing agreement with the university. If our financing will allow, management will give strong consideration to accelerating the pace of spending on research and development within the University of Wyoming’s laboratories.

»
We will actively consider pursuing collaborative research opportunities with other university laboratories in the area of high strength polymers. If our financing will allow, management will give strong consideration to increasing the depth of our research to include polymer production technologies that are closely related to our core research

»
We will consider buying an established revenue producing company in a compatible business, in order to broaden our financial base and facilitate the commercialization of our products. We expect to use a combination of stock and cash for any such purchase.

»
We will also actively consider pursuing collaborative research opportunities with both private and university laboratories in areas of research which overlap the company’s existing research and development. One such potential area for collaborative research which the company is considering is protein expression platforms. If our financing will allow, management will give strong consideration to increasing the breadth of our research to include protein expression platform technologies.

»	We plan to actively pursue collaborative research and product testing, opportunities with companies in the biotechnology, materials, textile and other industries.
»
We plan to actively pursue collaborative commercialization, marketing and manufacturing opportunities with companies in the textile and material sectors for the fibers we developed in 2010 and for any new polymers that we create in 2011.

Limited Operating History

We have not previously demonstrated that we will be able to expand our business through an increased investment in our research and development efforts. We cannot guarantee that the research and development efforts described in this filing will be successful. Our business is subject to risks inherent in growing an enterprise, including limited capital resources, risks inherent in the research and development process and possible rejection of our products in development.

If financing is not available on satisfactory terms, we may be unable to continue expanding our operations. Equity financing will result in a dilution to existing shareholders.

Three Months ended March 31, 2011 and 2010.

Revenue for the three months ended March 31, 2011 was $0. This compares to $0 in revenue for the for the three month period which ended March 31, 2010.  The Company has recently announced the development of new recombinant silk fibers.  No revenue projections for the next twelve months are being made as these products are new and are not yet on the market.

Operating expenses for the three months ended March 31, 2011 were $258,605. This compares to $189,752 in expenses during the three month period which ended March 31, 2010. The primary reason for the increase was reimbursement nature of our research and development agreement with Notre Dame. Management anticipates that public relations expense will increase over the next twelve months. Research and development expenses for the three months ended March 31, 2011 were $91,843. This compares to $8,242 spent on research and development during the three months ended March 31, 2010. The increase in research and development spending was the result of the reimbursement nature of our recently expired research agreement with the University of Notre Dame, and Management anticipates that these costs will rise over the next twelve months. In addition, we had the following expenses during the three month period which ended March 31, 2011: general and administrative $96,383, professional fees $17,879, officer’s salary $52,500 and public relations $0. This compares to the same expenses during the three month period which ended March 31, 2010: general and administrative $18,143, professional fees $4,977, officer’s salary $58,390 and public relations $100,000.

Results of Operations for the Year ended December 31, 2010.

Revenue for the twelve months ended December 31, 2010 was $0.  This compares to $0 in revenue for the twelve month period which ended December 31, 2009.  In the fourth quarter of 2010 the Company announced the laboratory development of new recombinant silks.  No revenue projections for the next twelve months are being made as these products are new and are not yet on the market.

Operating expenses for the twelve months ended December 31, 2010 were $1,286,432.  This compares to $497,307 in expenses during the twelve month period which ended December 31, 2009.  The primary reasons for the increase in operating expense were the amortization of debt discount of the discounts incurred on the issuance of convertible notes and the public relations expense line items.  Research and development expenses for the twelve months ended December 31, 2010 were $141,310.  This compares to $69,799 spent on research and development during the twelve months ended December 31, 2009.  The increase in research and development spending was the result of the reimbursement nature of our 2010 collaborative research agreement with the University of Notre Dame.  Management anticipates that these costs may rise over the next twelve months.  In addition, we had the following expenses during the twelve month period which ended December 31, 2010: general and administrative $591,020, professional fees $112,501, officer’s salary $233,558 and public relations $115,443.  This compares to the same expenses during the twelve month period which ended December 31, 2009: general and administrative $64,264, professional fees $43,179, officer’s salary $220,338 and public relations $99,727.

Capital Resources and Liquidity

As of March 31, 2011 we had $86,295 in cash compared to $3,620 as of March 31, 2010. As of December 31, 2010 we had $92,240 in cash compared to $24,570 as of December 31, 2009

We believe we can not satisfy our cash requirements for the next twelve months with our current cash.  Completion of our plan of operation is subject to attaining adequate financing.  We cannot assure investors that adequate financing will be available.  In the absence of such financing, we may be unable to proceed with our plan of operations.

We anticipate that our operational, and general & administrative expenses for the next 12 months will total approximately $750,000. We do not anticipate the purchase or sale of any significant equipment. We also do not expect any significant additions to the number of employees. The foregoing represents our best estimate of our cash needs based on current planning and business conditions. The exact allocation, purposes and timing of any monies raised in subsequent private financings may vary significantly depending upon the exact amount of funds raised and our progress with the execution of our business plan.

In the event we are not successful in obtaining financing, we may not be able to proceed with our business plan for the commercialization of our products and further research and development of new products.  We anticipate that we will incur operating losses in the foreseeable future. Therefore, our auditors have raised substantial doubt about our ability to continue as a going concern.

Critical Accounting Policies

Our financial statements and related public financial information are based on the application of accounting principles generally accepted in the United States (“GAAP”). GAAP requires the use of estimates; assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, and revenue and expense amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

Our significant accounting policies are summarized in Note 1 of our financial statements. While all these significant accounting policies impact its financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause effect on our results of operations, financial position or liquidity for the periods presented in this report.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standard Update (“ASU”) No. 2009-13, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit and modifies the manner in which the transaction consideration is allocated across the separately identified deliverables. The ASU significantly expands the disclosure requirements for multiple-deliverable revenue arrangements. The ASU will be effective for the first annual reporting period beginning on or after June 15, 2010, and may be applied retrospectively for all periods presented or prospectively to arrangements entered into or materially modified after the adoption date. Early adoption is permitted, provided that the guidance is retroactively applied to the beginning of the year of adoption. The Company does not expect the adoption of ASU No. 2009-13 to have any effect on its financial statements upon its required adoption on January 1, 2011.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as “special purpose entities” (SPEs).

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

We changed our independent registered public accounting firm effective August 12, 2010 from Webb & Company, P.A. (“Webb”) to PS Stephenson & Co. Information regarding the change in the independent registered public accounting firm was disclosed in our Current Reports on Form 8-K and 8-K/A filed with the SEC on August 17, 2010 and August 30, 2010, respectively.  There were no disagreements with Webb or any reportable events requiring disclosure under Item 304(b) of Regulation S-K.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our sole executive officer and director as of July 14, 2011 is as follows:

NAME	AGE	POSITION	DATE APPOINTED
Kim Thompson	49	President, Chief Executive Officer, Director	April 25, 2006

The following summarizes the occupation and business experience during the past five years for our sole officer and directors.

KIM THOMPSON

Mr. Thompson was a founder of the California law firm of Ching & Thompson which was founded in 1997 where he specialized in commercial litigation.  He has been a partner in the Illinois law firm of McJessy, Ching & Thompson since 2004 where he also specializes in commercial litigation.   Mr. Thompson received his bachelor’s degree in applied economics from James Madison College, Michigan State University, and his Juris Doctorate from the University of Michigan. He is the named inventor or co-inventor on a number of provisional patent applications including inventions relating to biotechnology and mechanics.  Mr. Thompson is the inventor of the technology concept that leads to the forming of the Company.  We believe that Mr. Thompson is well suited to serve as our director because of his knowledge of biotechnology, legal expertise and background in economics.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.  Mr. Thompson is employed as the CEO of the company pursuant to a five year employment contract.

Our officer and director has not filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past ten (10) years.

Our sole director was appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our sole officer was appointed by our board of directors and holds office until removed by the board

Committees

Because our Board of Directors currently consists of only one member, no board committees have been formed as of the filing of this Annual Report.   All audit committee functions are performed by Mr. Kim Thompson, as the sole member of our Board of Directors and he is the largest shareholder of the Company and the Company’s Chief Executive Officer and President.  Mr. Thompson does not qualify as an “audit committee financial expert” within the applicable definition of the Securities and Exchange Commission.

Code of Ethics

The Company has adopted a Code of Ethics applicable to its Chief Executive Officer and Chief Financial Officer. This Code of Ethics was previously filed as an exhibit to our annual report on Form 10-KSB on March 26, 2008.

EXECUTIVE COMPENSATION

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officer during the years ended December 31, 2010, and 2009 in all capacities for the accounts of our executive, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO):

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Kim Thompson	2010	$233,558	0	0	$0	0	$0	$12,623	(2)	$246,181

President, CEO, CFO and Director	2009	$220,338	0	0	$0	0	$0	$12,490	(1)	$232,828

1)	In 2009, Kim Thompson received $11,550 in medical and dental insurance and $940 for automobile expenses pursuant to an employment agreement entered into with us.
2)	In 2010, Kim Thompson received $11,500 in medical and dental insurance and $1,123 for automobile expenses pursuant to an employment agreement entered into with us.

Employment Agreements

On November 10, 2010 the Company entered into a five-year employment agreement with the Company’s Chairman and Chief Executive Officer effective as of January 1, 2011. The agreement renews annually so that at all times, the term of the agreement is five years.  Pursuant to this agreement, the Company will pay an annual base salary of $210,000 for the period January 1, 2011 through December 31, 2011.  Base pay will be increased each January 1st, for the subsequent twelve month periods by six percent.  The officer will also be entitled to life, disability, health and dental insurance as well as an annual bonus in an amount equal to 20% of the base salary. The agreement also calls for the retention of the executive as a consultant following the termination of employment with compensation during such consultancy based upon the Company reaching certain milestones:

a.       Upon the expiration or termination of this agreement for any reason, or by either party, Company agrees that it will employ Executive as a consultant for a period of four (4) years and at a rate of $4,500 per month.

b.      In the event that Company achieves gross sales of five million dollars ($5,000,000) or more, or one million dollars ($1,000,000) or more in net income, in any year during the term of this agreement, or upon the Company’s achieving an average market capitalization over a 240 consecutive  calendar day period, in excess of $70,000,000 during the term of this agreement, then the consulting period will be for five (5) years and the consulting rate will be increased to $5,500 per month.

c.      In the event that Company achieves gross sales of ten million dollars ($10,000,000) or more, or two million dollars ($2,000,000) or more in net income, in any year during the term of this agreement, or upon the Company’s achieving an average market capitalization over a 240 consecutive calendar day period, in excess of $90,000,000 during the term of this agreement, then the consulting period will be for six (6) years and the consulting rate will be increased to $7,500 per month.

The November 10, 2010 employment agreement replaced the prior agreement dated April 26, 2006.  On April 26, 2006, the Company entered into its first a five-year employment agreement with the Company’s Chairman and Chief Executive Officer. The agreement renewed annually so that at all times, the term of the agreement was five years.  Pursuant to this agreement, the Company agreed to pay an annual base salary of $185,000 for the period May 1, 2006 through December 31, 2006.  Base pay will be increased each January 1st, for the subsequent twelve month periods by six percent.  The officer will also be entitled to life, disability, health and dental insurance.   In addition, the officer received five year warrants to purchase 700,000 shares of common stock at an exercise price of $0.21 per share, eight year warrants to purchase 1,500,000 shares of common stock at an exercise price of $0.33 per share, and nine year warrants to purchase 2,000,000 shares of common stock at an exercise price of $0.40 per share.  The warrants fully vested on the date of grant.  The agreement also calls for the issuance of warrants and increase in the officer’s base compensation upon the Company reaching certain milestones.  The Chief executive subsequently waved all warrants and milestone based compensation to which he would have been entitled under the April 26, 2006 agreement.

Outstanding Equity Awards

None

Long-Term Incentive Plan (“LTIP”) Awards Table.

There were no awards made to a named executive officer in the last completed fiscal year under any LTIP

Compensation of Directors

Directors are permitted to receive fixed fees and other compensation for their services as directors. The Board of Directors has the authority to fix the compensation of directors. No amounts have been paid to, or accrued to, directors in such capacity.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides the names and addresses of each person known to us to own more than 5% of our outstanding shares of common stock as of July 14, 2011 and by the officers and directors, individually and as a group. Except as otherwise indicated, all shares are owned directly.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class (1)

Class A Common Stock	Kim Thompson 120 N. Washington Square, Suite 805 Lansing, MI 48933	309,127,983	53.4%

Class A Common Stock	All executive officers and directors as a group (1 Person)	309,127,983	53.4%

(1)The percent of class is based on 569,522,666 shares of our Class A common stock issued and outstanding as of July 28, 2011.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On October 6, 2006 the Company received $10,000 from a principal stockholder. Pursuant to the terms of the loan, the advance bears interest at 12%, is unsecured and matures on May 1, 2007. At December 31, 2007, the Company recorded interest expense and related accrued interest payable of $776. As of December 31, 2007, the loan principal was repaid.

In April 2006, the Company entered into a Founder’s Stock Purchase and Intellectual Property Transfer Agreement (the “Intellectual Property Agreement”) with its CEO.  Pursuant to the Intellectual Property Agreement, the CEO contributed to the Company a provisional patent application pertaining to transgenic expression system for commercial production of certain silk proteins, in exchange for which the Company agreed to (i) issue to the CEO 33,229,200 shares of Class A common stock, (ii) certain royalty payments (which were subsequently waived pursuant to the Addendum), (iii) an exclusive license to use such intellectual property for non-protective apparel (which was subsequently waived pursuant to the Addendum).

On December 26, 2006, the Company entered into an Addendum to the Intellectual Property Agreement (the “Addendum”), pursuant to which the CEO agreed to give up his right to royalty payments for the intellectual property he transferred to the Company as well as an exclusive license to use such intellectual property for non-protective apparel.  In exchange for giving up these rights in the Addendum, the Company agreed to use its best reasonable efforts to issue the CEO 200,000 preferred shares within 12 months of the date of the Addendum.  The preferred shares would not have any priority to payments of dividends and would not have to have the right to receive dividend payments.  However, such preferred shares would have 100 votes per share (20,000,000 votes).  If the Company is unable, through the use of its best reasonable efforts, to issue such preferred shares, then the Company will provide its CEO with an alternative cash payment of $120,000 payable on the one year anniversary of the Addendum. On December 21, 2007 the officer extended the due date to July 30, 2008.  On May 30, 2008 the officer extended the due date to March 31, 2009.  On October 10, 2008, the officer extended the due date to the earlier of (a) March 30, 2010 or (b) upon demand by the officer. On March 30, 2010, the officer extended the due date to the earlier of (a) March 30, 2010 or (b) upon demand by the officer.  On September 8, 2009, a payment of $15,000 was paid to the officer. On October 19, 2009 and December 1, 2009, $10,000 was paid to the officer respectfully.  An additional payment of $10,000 was made on January 15, 2010.  During the quarter ending September 30, 2010 an additional payment of $8,000 was made. As of March 31, 2011, the outstanding balance is $67,000.  Additionally, the accrued expenses are accruing 7% interest per year.  At March 31, 2011 the Company recorded interest expense and related accrued interest payable of $14,684

On January 1, 2007, the company entered into a one year lease agreement with an officer for office space.  The agreement calls for monthly rent of $100 plus the reimbursement to officer for internet services at $50 per month.  Payments under the agreement totaled $1,800 for the year ended December 31, 2007.  The terms of this agreement became month-to-month on January 1, 2008. Payments under the agreement totaled $2,472 for the year ended December 31, 2009.

As of March 31, 2011, the Company owes $282,043 in accrued salary to principal stockholder.  On September 30, 2010, the Company entered into an addendum to the employment agreement whereby all but $250,000 of unpaid back salary was forgiven by the principal stockholder.  Also, the interest rate was reduced to 3% per year.  In exchange the Company will issue 10,000,000 preferred shares to the principal stockholder no later than September 30, 2011.  Such preferred shares shall not be entitled to dividends or distributions, but will have super voting rights equal to one hundred common shares per preferred share.  In addition, the Company granted the CEO the right to convert any accrued salary into Class “A” Common Stock at the market price on the date of conversion. As of March 31, 2011, no accrued salary has been converted to Class “A” Common Stock.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The General Corporation Law of Wyoming provides that directors, officers, employees or agents of  Wyoming corporations are entitled, under certain circumstances, to be indemnified against expenses (including attorneys' fees) and other liabilities actually and reasonably incurred by them in connection with any suit brought against them in their capacity as a director, officer, employee or agent, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. This statute provides that directors, officers, employees and agents may also be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by them in connection with a derivative suit brought against them in their capacity as a director, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made without court approval if such person was adjudged liable to the corporation.

Our Certificate of Incorporation provides that we shall indemnify any and all persons whom we shall have power to indemnify to the fullest extent permitted by the Wyoming Corporate Law. Article VII of our by-laws provides that we shall indemnify our authorized representatives to the fullest extent permitted by the Wyoming Law. Our by-laws also permit us to purchase insurance on behalf of any such person against any liability asserted against such person and incurred by such person in any capacity, or out of such person's status as such, whether or not we would have the power to indemnify such person against such liability under the foregoing provision of the by-laws.

We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.